Exhibit 99.3

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2007

Introduction

The following is a discussion of the consolidated financial condition and results of operations of Quebecor World Inc. (the “Company” or “Quebecor World”) for the years ended December 31, 2007 and 2006, and it should be read together with the Company’s consolidated financial statements. The annual consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) have been reviewed by the Company’s Audit Committee and approved by its Board of Directors. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the discussion regarding forward-looking statements that is part of this document. Management determines whether or not information is “material” based on whether it believes a reasonable investor’s decision to buy, sell or hold securities in the Company would likely be influenced or changed if the information were omitted or misstated.

Presentation of financial information

Financial data have been prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”).

The Company reports on certain non-GAAP measures that are used by management to evaluate performance of business segments. These measures used in this discussion and analyses do not have any standardized meaning under Canadian GAAP. When used, these measures are defined in such terms as to allow the reconciliation to the closest Canadian GAAP measure. Numerical reconciliations are provided in Figure 6. It is unlikely that these measures could be compared to similar measures presented by other companies.

The Company’s reporting currency is the U.S. dollar, and its functional currency is the Canadian dollar.

Forward-looking statements

This MD&A includes “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this MD&A, including statements regarding the prospects of the industry, and prospects, plans, financial position and business strategy of the Company, may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements.

For more information on the risks, uncertainties and assumptions that would cause the Company’s actual results to differ from current expectations, please also refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the section “Risk factors” in this MD&A.

Unless mentioned otherwise, the forward-looking statements in this MD&A reflect the Company’s expectations as of April 28, 2008, date at which they have been approved, and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

Quebecor World Inc. is currently subject to Court protection under the Companies’ Creditors Arrangement Act (Canada), and various U.S. subsidiaries have filed petitions under Chapter 11 of the U.S. Bankruptcy Code.

1.              Creditor protection and restructuring

On January 21, 2008 (the “Filing Date”), Quebecor World Inc. (“Quebecor World” or the “Company”) obtained an order (the “Initial Order”) from the Quebec Superior Court (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for itself and for 53 U.S. subsidiaries (the “U.S. Subsidiaries” and, collectively with the Company, the “Applicants”). On the same date, the U.S. Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) in the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA are hereinafter referred to as the “Canadian Proceedings”, the proceedings under Chapter 11 are hereinafter referred to as the “U.S. Proceedings” and the Canadian Proceedings and the U.S. Proceedings are hereinafter collectively referred to as the “Insolvency Proceedings”. The Company’s European and Latin American subsidiaries are not subject to the Insolvency Proceedings. Pursuant to the Insolvency Proceedings, the Applicants are provided with the authority to, among other things, continue operating the Applicants’ business (subject to court approval for certain activities), file with the Court and submit to creditors a plan of compromise or arrangement under the CCAA (the “Plan”) and operate an orderly restructuring of the Applicants’ business and financial affairs, in accordance with the terms of the Initial Order. Ernst & Young Inc. (the “Monitor”) has been appointed by the Court as Monitor in the Canadian Proceedings. Pursuant to the terms of the orders made in the Insolvency Proceedings, as amended, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments in the Insolvency Proceedings, as the Monitor considers appropriate. Reference should be made to the Initial Order for a more complete description of the duties and functions of the Monitor.

Chapter 11 provides for all actions and proceedings against the U.S. Subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay, and, pursuant to a subsequent order of the Court rendered on February 19, 2008, this stay period was extended to May 12, 2008. The stay period is subject to further extensions as the Court may deem appropriate. The applicable stays generally preclude parties from taking any actions against the Applicants. The purpose of the stay period and the Insolvency Proceedings is to provide the Applicants the opportunity to stabilize their operations and businesses and to develop a business plan, all with a view to proposing a final Plan. Any such Plan will be subject to approval by affected creditors, as well as court approval.

As discussed in Note 16, the Company became in default under its revolving bank facility, its equipment financing credit facility and its North American securitization program on January 16, 2008. The Insolvency Proceedings also triggered defaults under substantially all other debt obligations of the Applicants. Generally, the Insolvency Proceedings have stayed actions against the Applicants, including actions to collect pre-filing indebtedness or to exercise control over any of the Applicants’ property. As a result of the stay, the Applicants have ceased making payments of interest and principal on substantially all of their debt obligations. The orders granted in the Insolvency Proceedings have provided the Applicants with the authority, among other things: (a) to pay outstanding and future employee wages, salaries and benefits; (b) to make rent payments under existing arrangements payable after the Filing Date; and (c) to honour obligations to customers.

The Applicants are in the process of developing comprehensive business and financial plans, which will serve as a basis for discussions with stakeholders, with the advice and guidance of their financial advisors and the Monitor. The Applicants expect that the preparation of the business plans will be completed in the second quarter of 2008. It is anticipated that the business plans will reflect the Applicants’ expectations of future operating performance. Once the business plans have been completed, a Plan or Plans will be developed and, subject to receipt of necessary approvals from affected creditors, the Court and the U.S. Bankruptcy Court, the Applicants will implement one or more Plans. There can be no assurance, however, that the Applicants will be able to implement a Plan or Plans.

The Company has indicated that it intends to apply to the Court and the U.S. Bankruptcy Court to extend the stay period beyond May 12, 2008 in order to obtain further time to consult with stakeholders and develop a Plan. Should the stay period and any subsequent extensions, if granted, not be sufficient to develop and present a Plan, or should the Plan not be accepted by affected creditors and, in any such case, the Applicants lose the protection of the stay of proceedings, substantially all debt obligations of the Applicants will then become due and payable immediately, creating an immediate liquidity crisis which would in all likelihood lead to the liquidation of the Applicants’ assets. Failure to implement a Plan and obtain sufficient exit financing within the time granted by the Court and the U.S. Bankruptcy Court will also result in substantially all of the Applicants’ debt obligations becoming due and payable immediately, which would in all likelihood lead to the liquidation of the Applicants’ assets.

As detailed in Note 29, the Company’s UK subsidiary was placed into administration on January 28, 2008.

Contributing factors

Quebecor World’s financial performance has suffered in the past few years, especially with respect to its European operations, which were funded, in part, with cash flows generated by the North American operations, as a result of a combination of factors, including declining prices and sales volume, and temporary disturbances and inefficiencies caused by a major retooling and restructuring of its printing operations initiated in 2004. The combination of significant capital investments and continued operating losses, principally as a result of its European operations, resulted in increased financing needs. During the last quarter of 2007, it was also necessary for the Company to repurchase certain senior notes (see Note 16 (c)) in order to avoid breaching certain financial ratios, while also facing reduction in amounts available under its revolving bank facility.

More recent events further hindered the Company’s efforts to improve its balance sheet and financial position. First, on November 20, 2007, Quebecor World announced the withdrawal of a refinancing plan previously announced on November 13, 2007 due to adverse financial market conditions. Second, on December 13, 2007, Quebecor World announced that it would not be able to consummate a previously announced transaction to sell/merge its European operations, which otherwise would have resulted in proceeds being paid to Quebecor World.

On December 31, 2007, the Company obtained a waiver from its bank syndicate lenders and from the sponsors of its North American securitization program, subject to the satisfaction of certain conditions and refinancing milestones, including obtaining $125 million in new financing by January 15, 2008. On January 16, 2008, the Company failed to satisfy the conditions and refinancing milestones set by the bank syndicate lenders, which resulted in the Company and certain of its subsidiaries being in default of its obligations under its revolving bank facility, its Equipment financing credit facility and its North American securitization program (see Note 16).

As a result of the unsuccessful efforts of the Company to obtain new financing, the inability to conclude the proposed sale of its European operations and the operational demands of the Company, by mid-January 2008, the Company was experiencing a severe lack of liquidity and concluded it no longer had the ability to meet obligations which were falling due.

Basis of presentation and going concern issues

These financial statements have been prepared using the same Canadian generally accepted accounting principles as applied by the Company prior to the Insolvency Proceedings. While the Applicants have filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Insolvency Proceedings provide the Company with a period of time to stabilize its operations and financial condition and develop a Plan. During the period, Debtor-In-Possession (“DIP”) financing has been approved by the Court and the U.S. Bankruptcy Court and is available, subject to borrowing conditions, as described below. Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and, as such, realization of assets and discharge of liabilities is subject to significant uncertainty. Accordingly, substantial doubt exists as to whether the Company will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Company sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments will be necessary to the carrying amounts and/or classification of assets and liabilities, and expenses in these financial statements. These financial statements do not reflect any adjustments related to subsequent events related to conditions that arose subsequent to December 31, 2007.

The accompanying financial statements do not purport to reflect or provide for the consequences of the Insolvency Proceedings. In particular, such financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholders accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

While the Company is under creditor protection, it will make adjustments to the financial statements to isolate assets, liabilities, revenues, and expenses related to the reorganization and restructuring activities so as to distinguish these events and transactions from those associated with the ongoing operation of the business. Further, allowed claims arising under the Insolvency Proceedings may be recorded as liabilities and presented separately on the consolidated balance sheets. If a restructuring occurs and there is substantial realignment of the equity and non-equity interests in the Company, the Company will be required, under Canadian GAAP, to adopt “fresh start” reporting. Under fresh start reporting, the Company would undertake a comprehensive revaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan. The financial statements do not present any adjustments that may be required during the period that the Company remains under creditor protection, or that may be required under fresh start reporting.

In accordance with Canadian GAAP appropriate for a going concern, property, plant, and equipment is carried at cost less accumulated amortization and any impairment losses and they are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Goodwill is carried at cost less any impairment losses. Goodwill is tested for impairment annually and between annual tests when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. The series of events that led the Company to the Insolvency Proceedings triggered impairment tests as of December 31, 2007 for its property, plant, and equipment, and goodwill. The Company made assumptions, such as expected growth, maintaining customer base and achieving costs reductions, about the future cash flows expected from the use of its assets. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of long lived assets or goodwill.

As disclosed in Note 2(b), the preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Insolvency Proceedings materially affects the degree of uncertainty associated with the measurement of many amounts in the financial statements. More specifically, it could impact the recoverability tests and fair value assumptions used in the impairment test of property, plant and equipment and goodwill, the valuation of future income tax assets and of contract acquisition costs.

In light of the Insolvency Proceedings, it is unlikely that the Company’s existing Multiple Voting Shares and Subordinate Voting Shares will have any material value in, and following the approval of, a Plan. There is a risk such shares could be cancelled.

DIP financing

On January 21, 2008, the Court approved a Senior Secured Superpriority DIP Credit Agreement (as subsequently amended by amendments dated January 25, 2008, February 11, 2008 and March 27, 2008, the “DIP Credit Agreement”) between the Company and Quebecor World (USA) Inc., both a debtor-in-possession under the U.S. Proceedings and a petitioner under the Canadian Proceedings, as Borrowers, Credit Suisse, as Administrative Agent, Initial Issuing Bank and Initial Swing Line Lender, General Electric Capital Corporation and GE Canada Finance Holding Company, as Collateral Agent, and Morgan Stanley Senior Funding, Inc., as Syndication Agent.

The DIP financing is comprised of both a revolving credit facility with sub-facilities for Canadian dollar borrowings, swing line loans and issuance of letters of credit for an aggregate maximum commitment of the lenders of $400 million (the “Revolving DIP Facility”) bearing interest at variable rates based on Base rate or Eurodollar and a $600 million term loan (“DIP Term Loan”) bearing interest at variable rates based on Base rate, Eurodollar, Canadian Bankers’ Acceptance rate or Canadian prime rate, which was fully drawn following the Initial Order and the interim order of the U.S. Bankruptcy Court, dated January 23, 2008 (the “Interim DIP Order”). The DIP Credit Agreement contains certain restrictive covenants. Amounts borrowed under the DIP Term Loan and repaid or prepaid may not be borrowed again. Under the Revolving DIP Facility, the availability of funds is determined by a formula based on a percentage of eligible assets available as security. From the date of the Interim DIP Order up to the date of the final order of the U.S. Bankruptcy Court dated April 1, 2008 (the “Final DIP Order”), the maximum availability under the Revolving DIP Facility was $150 million. By the entry of the Final DIP Order by the U.S. Bankruptcy Court, the maximum availability under the Revolving DIP Facility became $400 million. As at April 25, 2008, the Company had drawn $620 million on the DIP Facility.

The DIP facility is secured by a perfected lien on, and security interest in, all present and after-acquired property of Quebecor World Inc. and the U.S. subsidiaries subject to the U.S. Proceedings. The liens securing the DIP facility are junior to the liens securing the Company’s syndicated revolving bank facility with Royal Bank of Canada as administrative agent and its equipment financing credit facility with Société Générale (Canada) as lender up to an aggregate amount of $170 million, which was granted prior to the Filing Date to the extent such liens are valid, perfected and not voidable. The DIP facility is also guaranteed by substantially all of the Company’s direct and indirect subsidiaries.

The DIP facility matures on the earliest to occur of (a) July 21, 2009 and (b) the substantial consummation of a Plan. The DIP Credit Agreement may be accelerated upon the occurrence of an event of default and contains mandatory prepayments including, among other things, the net proceeds of certain asset sales, issuance of debt securities and certain extraordinary receipts.

Should the Court refuse to grant further extensions of the stay period, this would constitute an event of default under the DIP Credit Agreement and the debt would became due and payable immediately, which would, in all likelihood, lead to the liquidation of all the Applicants’ assets.

The Company’s DIP Facility provides for various restrictions on, among other things, the Company’s ability to incur additional debt, secure such debt, make investments, dispose of its assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs) and make capital expenditures. Each of these transactions would require the consent of the Company’s DIP lenders if they exceed certain thresholds set forth in the DIP Facility, and may, in certain cases, require the consent of the Monitor and/or the Courts.

The Court limits the amounts of funding available for the European and Latin America subsidiaries. The maximum amounts are EUR25 million and $10 million respectively, in addition to a $5 million amount for non-debtor North American or Latin American subsidiaries. As of April 25, 2008, an amount of EUR9 million was funded for the European subsidiaries and $6 million was used to fund Latin American operations.

2.              Financial review

The Company assesses performance based on operating income before impairment of assets, restructuring and other charges and goodwill impairment charge (“Adjusted EBIT”, (Figure 6)). The following operating analyses are before impairment of assets, restructuring and other charges and goodwill impairment charge, except where otherwise indicated. The review focuses only on continuing operations.

Revenue by Print Service - Worldwide ($ millions)

For the quarter and the year ended December 31 (Continuing Operations)

Figure 1

2.1       Annual review

The following selected three-year consolidated financial information has been derived from and should be read in conjunction with the consolidated financial statements of Quebecor World for the three-year period ended December 31, 2007. Certain comparative information has been reclassified on a basis consistent with the 2007 presentation.

Selected Annual Information (Continuing Operations)
($ millions, except per share data)

	Years ended December 31
	2007	2006	2005
Consolidated Results
Revenues	$5,688.2	$6,086.3	$6,283.3
Adjusted EBITDA	461.9	579.9	688.7
Adjusted EBIT	90.1	241.5	357.5
IAROC	303.6	111.3	94.2
Goodwill impairment charge	1,998.9	—	243.0
Operating income (loss)	(2,212.4)	130.2	20.3
Net income (loss) from continuing operations	(2,200.4)	30.6	(148.8)
Net income (loss)	(2,200.4)	28.3	(162.6)

Financial Position
Total assets (1)	4,163.0	5,823.4	5,700.4
Total indebtedness (2)	2,890.9	2,132.4	1,855.1

Per Share Data
Earnings (loss)
Basic and diluted	(16.85)	(0.03)	(1.43)
Adjusted diluted	(0.58)	0.64	0.98
Dividends on preferred shares	1.44	1.46	1.33
Dividends on preferred shares liability	1.77	—	—
Dividends on equity shares	—	0.30	0.56

			Figure 2

IAROC: Impairment of assets, restructuring and other charges

Adjusted: Defined as before IAROC and before goodwill impairment charge

(1)          2006 and 2005 amounts have been revised. See Note 2 to Consolidated financial statements.

(2)          Total indebtedness include Long term debt less change in fair value of debts for hedged interest rate risk, adjustment related to embedded derivatives and financing fees plus Bank indebtedness plus Secured financing and Convertible notes.

Year 2007

Impact of Foreign Currency
($ millions)

	Periods ended December 31, 2007
	Three months	Twelve months

Foreign currency favorable impact on revenues	$70.8	$151.5

Foreign currency unfavorable impact on operating income	$(0.5)	$(4.8)

Figure 3

The Company’s consolidated revenues for 2007 were $5.69 billion, down 6.6% from $6.09 billion in 2006. Excluding the impact of currency translation, revenues were $5.54 billion for 2007, down 9.0% compared to 2006. The situation is due mainly to decrease in volumes, paper sales and continued price pressures, as further discussed in the “Segment results” section. In 2007, Adjusted EBIT was $90.1 million, down 62.7% from $241.5 million in 2006. Adjusted EBIT margin was 1.6% for 2007, down from 4.0% in 2006.

Paper sales, excluding the effect of currency translation, decreased by 15.7% in 2007, compared to 2006. Although the variance in paper sales has an impact on revenues, it has little impact on operating income because the cost is generally passed on to the customer. Most of the Company’s long-term contracts with its customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper.

Cost of sales for 2007 was $4.78 billion, a 6.5% decrease compared to $5.11 billion in 2006. The decrease is explained mostly by lower paper sales, as a result of large clients that are now supplying their own paper and a decrease in labor costs.. Gross profit margin was 15.9% for 2007 compared to 16.0% in 2006. Currency translation had a slight positive impact on gross profit margin for the year 2007.

Selling, general and administrative expenses for 2007 were $454.5 million, higher by 15.4% compared to $393.8 million in 2006. Excluding the unfavorable impact of currency translation of $13.8 million, selling, general and administrative expenses increased by 11.9% compared to last year. The increase is due in part to investments in continuous improvement programs, charges related to strategic initiatives as well as financial advisory fees incurred to find solutions to the Company’s liquidity challenges.

Depreciation and amortization expenses were $311.5 million in 2007 compared with $308.6 million in 2006. Excluding the impact of currency translation, depreciation and amortization remained essentially flat in 2007 compared to last year. The replacement and decommissioning of underperforming assets by investments in state-of-the-art printing technology has mostly offset the decrease in depreciation and amortization expenses caused by plant closures, impairment of long-lived assets as well as sale and leaseback agreements on buildings and equipments.

In 2007, the Company sold its investments in two facilities of its French operation, for nominal cash consideration, resulting in a net loss on disposal of $12.7 million. In addition, the Company recorded, during the fourth quarter, a net loss of $14.8 million on the disposal of other assets. There has been no significant disposal of assets in 2006.

Securitization fees decreased $8.1 million, for a total of $22.9 million for 2007 compared to $31.0 million in 2006. The decrease was mainly due to lower usage of the programs, in part due to the amortization of the European program during the fourth quarter, and the securitization and factoring programs fees presented in financial expenses following the inclusion of the secured financing on the balance sheet, partially offset by higher interest rates underlying the program fees. Servicing revenues and expenses did not have a significant impact on the Company’s results.

For the year 2007, the Company recorded IAROC of $303.6 million, compared to $111.3 million last year. On a year-to-date basis, the charge was mainly related to the impairment of long-lived assets in Europe and North America and to the closure and consolidation of facilities in North America as well as workforce reductions. Finally, the Company recorded pension settlement charges related to prior year initiatives. These measures are described in the “Impairment of assets and restructuring initiatives” section.

Quebecor World completed its annual goodwill impairment test in the third quarter of 2007. As a result, management concluded that, taking into account financial information such as the proposed sale and merger of its European operations, the entire carrying amount of goodwill for the European reporting unit was not recoverable and as such, a pre-tax impairment charge of $166.0 million was taken at the end of the third quarter.

In the fourth quarter of 2007, the unsuccessful efforts of the Company to obtain new financing and its inability to conclude a proposed sale of its European operations combined with a decline in its stock prices triggered a requirement for a goodwill impairment test related to the Company’s reporting units. As a result, the Company concluded that the goodwill was impaired and a total impairment charge of $1,832.9 million was recorded for the North American and Latin American reporting units. See the “Impairment of goodwill” section for additional information.

On a year-to-date basis, financial expenses were $228.7 million, compared to $134.2 million in 2006. The variance of $94.5 million is partly explained by a one time prepayment premium of $53.1 million, in the third quarter, for the early redemption of the Company’s outstanding 8.42% Senior Notes, Series A, due July 15, 2010, 8.52% Senior Notes, Series B, due July 15, 2012, 8.54% Senior Notes, Series C, due September 15, 2015 and 8.69% Senior Notes, Series D, due September 15, 2020. The variance is also explained by a lower amount of interest capitalized to the cost of equipment due to the finalization of Quebecor World’s retooling plan as well as the premium paid and loss incurred on the redemption of the Company’s 6.00% Convertible senior subordinated notes during the second quarter. In addition to those elements, the increase was also caused by higher interest rates, a higher average level of debt and the depreciation of the U.S. currency against other major currencies.

Income tax recovery was $250.2 million in 2007, compared to $35.4 million in 2006. Income tax recovery before IAROC and goodwill impairment charge was $93.2 million for 2007, compared to $11.4 million for the same period last year. The income tax recovery in 2007 was mainly due to the long-lived asset write down, the deductible components of goodwill impairment charge, the higher foreign tax rates and higher financial expenses.

The effective annual tax rate in 2007 was 10.2% compared to a statutory rate of 33.1%. The decrease of 22.9% was mainly explained by the goodwill impairment charge that is mostly non-deductible.

Loss per share was $16.85 for 2007 compared to $0.03 in 2006. These results incorporated impairment of assets, restructuring and other charges and goodwill impairment charge, net of income taxes, of $2,145.5 million, or $16.26 per share compared with $87.3 million, or $0.66 per share in 2006. Excluding the effect of impairment of assets, restructuring and other charges and goodwill impairment charge, adjusted diluted loss per share was $0.58 in 2007 compared with adjusted diluted earnings per share of $0.64 in 2006.

Year 2006

The Company’s consolidated revenues for 2006 were $6.09 billion, down 3.0% from $6.28 billion in 2005. Excluding the impact of currency translation, revenues were $6.02 billion for 2006, down 4.1% compared to 2005. The situation is due mainly to decrease in volumes and continued price pressures as further discussed in the “Segment results” section. In 2006, Adjusted EBIT was $241.5 million, down 32.4% from $357.5 million in 2005. Adjusted EBIT margin was 4.0% for 2006, down from 5.7% in 2005.

Paper sales, excluding the effect of currency translation, decreased by 2.1% in 2006, compared to 2005. Although the variance in paper sales has an impact on revenues, it has little impact on operating income because the cost is generally passed on to the customer. Most of the Company’s long-term contracts with its customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper.

Cost of sales for 2006 was $5.11 billion, a 1.7% decrease compared to $5.20 billion in 2005. The decrease is explained mostly by a decrease in fixed plant costs, a decrease in labor costs and a decline in consumables that were partly offset by higher energy costs. Gross profit margin was 16.0% for 2006 compared to 17.2% in 2005. Currency translation did not have a significant impact on gross profit margin for the year 2006.

Selling, general and administrative expenses for 2006 were $393.8 million, essentially flat compared to $396.8 million in 2005. Excluding the unfavorable impact of currency translation of $8.2 million, selling, general and administrative expenses decreased by 2.8% compared to 2005. The decrease in salaries and benefits resulting from the Company’s restructuring initiatives was partly offset by an increase in consulting fees for compliance procedures related to the Sarbanes-Oxley Act.

Depreciation and amortization expenses were $308.6 million in 2006 compared with $304.2 million in 2005. Excluding the impact of currency translation, depreciation and amortization remained essentially flat in 2006 compared to 2005 due to increased depreciation charges on assets to be decommissioned which were offset by decreases due to impairment charges on long-lived assets taken in previous years.

Securitization fees increased $7.2 million, for a total of $31.0 million for 2006 compared to $23.8 million in 2005. The increase was mainly due to higher interest rates underlying the program fees. Servicing revenues and expenses did not have a significant impact on the Company’s results.

For the year 2006, the Company recorded impairment of assets, restructuring and other charges of $111.3 million, compared to $94.2 million in 2005. The charges for the year were mainly related to the closure and consolidation of facilities in North America and Europe and also included impairment charges on long-lived assets mainly in North America as well as initiatives from previous years. These measures are described in the “Impairment of assets and restructuring initiatives” section.

The Company did not record a goodwill impairment charge in 2006 ($243.0 million for the European segment in 2005).

Financial expenses were $134.2 million in 2006 compared to $119.0 million in 2005. The variance of $15.2 million was mainly explained by higher interest rates and a higher level of debt offset by an increase of interest capitalized to the cost of equipment and net gains on foreign exchange.

Income tax recovery was $35.4 million in 2006, compared to an income tax expense of $50.4 million in 2005. Income tax recovery before impairment of assets, restructuring and other charges was $11.4 million compared to an income tax expense of $69.6 million in 2005 on the same basis. The income tax recovery for 2006 was mainly due to losses incurred in jurisdictions in which profits were generated in 2005.

Loss per share on continuing operation was $0.03 for 2006 compared to $1.43 in 2005. These results incorporated impairment of assets, restructuring and other charges and goodwill impairment charge, net of income taxes, of $87.3 million, or $0.67 per share compared with $318.1 million, or $2.41 per share in 2005. Excluding the effect of impairment of assets, restructuring and other charges and goodwill impairment charge, diluted earnings per share was $0.64 in 2006 compared with $0.98 in 2005.

2.2  Fourth quarter review

The Company’s consolidated revenues for the fourth quarter of 2007 were $1.52 billion, a 6.2% decrease when compared to $1.62 billion for the same period in 2006. Excluding the impact of currency translation, revenues were $1.45 billion for the quarter, down 10.5% compared to 2006. The decrease in revenues resulted from reduced volume, mostly caused by plant closures and temporary restructuring dislocations, lower paper sales, as well as continued price pressures, as further discussed in the “Segment results” section. In the fourth quarter of 2007, Adjusted EBIT decreased to $1.8 million compared to $74.2 million in 2006.

Paper sales, excluding the effect of currency translation, decreased by 15.7% for the fourth quarter of 2007, compared to the same period in 2006. The paper sales decrease is mostly explained by plant closures as well as more client supplied paper. Although the variance in paper sales has an impact on revenues, it has little impact on operating income because the cost is generally passed on to the customer. Most of the Company’s long-term contracts with its customers include price-adjustment clauses based on the cost of materials in order to minimize the effects of fluctuation in the price of paper.

Cost of sales for the fourth quarter of 2007 decreased by 4.4% to $1.29 billion compared to $1.35 billion for the corresponding period in 2006. The decrease, compared to 2006, is mostly explained by a decrease in volume and labour costs, both partly resulting from plant closures. Gross profit margin was 15.0% in the fourth quarter of 2007 compared to 16.6% in 2006. Excluding the negative impact of currency, gross profit margin was 15.1% in the fourth quarter of 2007.

Selling, general and administrative expenses for the fourth quarter of 2007 were $125.4 million compared with $100.4 million in 2006. Excluding the unfavourable impact of currency translation of $6.1 million, selling, general and administrative expenses increased by 18.8% compared to the same period last year. The increase is due in part to investments in continuous improvement programs, charges related to strategic initiatives as well as financial advisory fees incurred to find solutions to the Company’s liquidity challenges.

Securitization fees totalled $1.3 million for the fourth quarter of 2007, down from $8.4 million for the fourth quarter of 2006. The decrease for the quarter was mainly due to lower usage of the programs, in part due to the amortization of the European program during the fourth quarter and the reclassification of the securitization and factoring programs to secured financing, partially offset by higher interest rates underlying the program fees. Servicing revenues and expenses did not have a significant impact on the Company’s results.

Depreciation and amortization expenses were $84.6 million in the fourth quarter of 2007, compared with $85.2 million in 2006. Excluding the unfavourable impact of currency translation of $3.1 million, depreciation and amortization expenses decreased by 4.3% compared to the fourth quarter of 2006. The replacement and decommissioning of underperforming assets by investments in state-of-the-art printing technology has mostly offset the decrease in depreciation and amortization expenses caused by plant closures, impairment of long-lived assets as well as sale and leaseback agreements on buildings and equipments.

The Company recorded, during the fourth quarter, a net loss of $14.8 million on the disposal of other assets.

During the fourth quarter of 2007, the Company recorded impairment of assets, restructuring and other charges (“IAROC”) of $105.4 million, compared to $46.2 million last year. The charge for the quarter was related to the impairment of long-lived assets in North America. These measures are described in the “Impairment of assets and restructuring initiatives” section.

In the fourth quarter of 2007, the unsuccessful efforts of the Company to obtain new financing and its inability to conclude a proposed sale of its European operations combined with a decline in its stock prices triggered a requirement for a goodwill impairment test related to the Company’s reporting units. As a result, the Company concluded that the goodwill was impaired and a total impairment charge of $1,832.9 million was recorded for the North American and Latin America reporting units. See the “Impairment of goodwill” section for additional information.

Financial expenses were $46.4 million in the fourth quarter of 2007, compared to $39.4 million in 2006. The variance of $7.0 million was mainly explained by higher interest rates and a higher average level of debt.

Income tax recovery was $160.9 million in the fourth quarter of 2007, compared to a recovery of $23.4 million in 2006. Income tax recovery before IAROC and goodwill impairment charge was $46.8 million in the fourth quarter of 2007, compared to $10.2 million for the same period last year. The income tax recovery, in the fourth quarter of 2007, was mostly due to impairment of goodwill and assets.

For the fourth quarter ended December 31, 2007, the Company reported a loss per share of $13.87 compared to earnings per share of $0.03 in 2006. These results incorporated IAROC and goodwill impairment charge, net of income taxes, of $1,824.2 million or $13.81 per share compared with $33.0 million or $0.25 per share in 2006. Excluding these charges, adjusted diluted loss per share was $0.06 in the fourth quarter of 2007 compared to adjusted diluted earnings per share of $0.28 for the same period in 2006.

2.3 Quarterly trends

Selected Quarterly Financial Data (Continuing Operations)
($ millions, except per share data)

	2007				2006
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consolidated Results
Revenues	$1,520.1	$1,414.6	$1,360.1	$1,393.4	$1,620.4	$1,546.2	$1,452.2	$1,467.5
Adjusted EBITDA	130.3	125.6	114.0	92.0	170.2	150.6	130.6	128.5
Adjusted EBIT	1.8	43.2	33.9	11.2	74.2	67.3	50.4	49.6
IAROC	105.4	132.7	36.0	29.5	46.2	11.6	31.4	22.1
Goodwill impairment charge	1,832.9	166.0	—	—	—	—	—	—
Operating income (loss)	(1,936.5)	(255.5)	(2.1)	(18.3)	28.0	55.7	19.0	27.5
Operating margin	(127.4)%	(18.1)%	(0.2)%	(1.3)%	1.7%	3.6%	1.3%	1.9%
Adjusted EBIT margin	0.1%	3.1%	2.5%	0.8%	4.6%	4.3%	3.5%	3.4%
Net income (loss) from continuing operations	(1,826.1)	(315.1)	(21.1)	(38.1)	11.6	19.2	(6.5)	6.3
Net income (loss)	(1,826.1)	(315.1)	(21.1)	(38.1)	11.4	18.9	(7.2)	5.2
Per Share Data
Earnings (loss)
Basic and diluted	$(13.87)	$(2.42)	$(0.20)	$(0.34)	$0.03	$0.09	$(0.11)	$(0.04)
Adjusted diluted	$(0.06)	$(0.36)	$—	$(0.17)	$0.28	$0.17	$0.10	$0.09

IAROC: Impairment of assets, restructuring and other charges	Figure 4
Adjusted: Defined as before IAROC and before goodwill impairment charge

Adjusted EBITDA trend

Adjusted EBITDA for the twelve months of 2007 was, overall, lower than last year due to $80 million in largely non-cash, additional specific charges, price pressures, volume declines and inefficiencies resulting from previous periods restructuring activities. These more than offset the year-over-year improvements, achieved in 2007, resulting from the retooling initiatives and restructuring process.

Overall performance for the previous eight quarters was also affected by operational inefficiencies mainly in plants involved in the installation of new equipment or press shutdowns as well as to plant closures. In all four quarters of 2007, the Company continued to face difficult market conditions, resulting in price erosion worldwide and decreased volume in certain of the Company’s markets. The retooling benefits, as well as strategic options to create growth in some of the Company’s segments are intended to help reverse this negative trend.

Seasonal impact

Revenues generated by the Company are seasonal with a greater part of volume being realized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches, back-to-school ads, marketing by retailers, increased catalog activity, and holiday promotions. Therefore, an analysis of the consecutive quarters is not a true measurement of the revenue trend (Figure 4).

IAROC impact

Significant IAROC have resulted from the Company’s focus on cost reduction and retooling activities undertaken during the previous years that involved a reduction in workforce, closure or downsizing of facilities, decommissioning of under-performing assets, lowering of overhead expenses, consolidating corporate functions and relocating sales and administrative offices into plants. This determined focus on cost containment has reduced the Company’s long-term cost structure and is expected to improve efficiency across the platform. For the year ended December 31, 2007, the Company recorded IAROC of $303.6 million relating to its European, North American and Latin American platforms. Of that amount, $256.1 million was related to an impairment charge of long-lived assets for European, North American and Latin American facilities, $42.7 million related to restructuring charges incurred in 2007 for the closure of North American facilities and the continuation of prior year initiatives, and $4.8 million related to pension settlements in North American facilities.

Goodwill impairment charge impact

Throughout 2006, the European reporting unit continued to be severely impacted by poor market conditions, namely continued price erosion and decreased volumes, as well as several production inefficiencies. Quebecor World completed its annual goodwill impairment test in the third quarter of 2007, taking into account financial information such as the proposed sale/merger of its European operations. Consequently, management determined that the entire carrying amount of goodwill for the European reporting unit was not recoverable and a pre-tax impairment charge of $166.0 million was taken at the end of the third quarter of 2007. In the fourth quarter of 2007, the unsuccessful efforts of the Company to obtain new financing and its inability to conclude a contemplated sale of its European operations combined with a decline in its stock prices triggered a requirement for a goodwill impairment test related to the Company’s reporting units. As a result, the Company recorded a total impairment charge of $1,832.9 million related to its North American and Latin American reporting units.

General market conditions impact

The Company’s performance for the last eight quarters was primarily affected by the difficult market environment, which more than offset some of the benefits from Quebecor World’s restructuring process and the decreased costs from other initiatives mentioned above. Competition in the industry remains intense as the industry is still in the process of consolidation, evidenced by several recent mergers. The publishing market is largely constant in volumes, while the primary demand for printed marketing materials is stable with low growth. The Company is focusing on adding customer value and improving productivity through continuous improvement projects and the recent deployment of next generation technology, in order to create an operating network capable of being highly competitive in this market.

2.4  Segment results

The following is a review of activities by segment which, except as otherwise indicated, focuses only on continuing operations.

Segment Results of Continuing Operations ($ millions)
Selected Performance Indicators

							Inter-Segment
	North America		Europe		Latin America		and Others		Total
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
Three months ended December 31
Revenues	$1,148.8	$1,284.1	$289.1	$267.3	$82.5	$68.8	$(0.3)	$0.2	$1,520.1	$1,620.4
Adjusted EBITDA	123.4	157.0	12.3	7.2	9.2	6.1	(14.6)	(0.1)	130.3	170.2
Adjusted EBIT	13.9	80.0	(3.2)	(8.9)	5.7	3.2	(14.6)	(0.1)	1.8	74.2
IAROC	104.0	35.6	(0.4)	10.6	1.8	—	—	—	105.4	46.2
Goodwill impairment charge	1,823.2	—	—	—	9.7	—	—	—	1,832.9	—
Operating income (loss)	(1,913.3)	44.4	(2.8)	(19.5)	(5.8)	3.2	(14.6)	(0.1)	(1,936.5)	28.0
Adjusted EBITDA margin	10.7%	12.2%	4.3%	2.7%	11.1%	8.9%			8.6%	10.5%
Adjusted EBIT margin	1.2%	6.2%	(1.1)%	(3.3)%	6.7%	4.7%			0.1%	4.6%
Operating margin	(166.5)%	3.5%	(1.0)%	(7.3)%	(7.0)%	4.7%			(127.4)%	1.7%

Capital expenditures	$110.4	$73.4	$12.4	$17.1	$0.7	$2.7	$0.3	$1.6	$123.8	$94.8
Change in non-cash balances
related to operations, cash
flow (outflow)	(4.0)	(75.5)	(131.7)	(7.2)	(6.0)	(9.1)	20.6	(23.5)	(121.1)	(115.3)
Twelve months ended December 31
Revenues	$4,373.7	$4,821.7	$1,033.7	$1,025.4	$284.8	$239.3	$(4.0)	$(0.1)	$5,688.2	$6,086.3
Adjusted EBITDA	461.8	529.9	5.5	37.0	26.2	21.4	(31.6)	(8.4)	461.9	579.9
Adjusted EBIT	164.9	257.8	(56.1)	(17.5)	13.2	10.0	(31.9)	(8.8)	90.1	241.5
IAROC	205.7	65.0	96.0	45.1	1.9	1.2	—	—	303.6	111.3
Goodwill impairment charge	1,823.2	—	166.0	—	9.7	—	—	—	1,998.9	—
Operating income (loss)	(1,864.0)	192.8	(318.1)	(62.6)	1.6	8.8	(31.9)	(8.8)	(2,212.4)	130.2
Adjusted EBITDA margin	10.6%	11.0%	0.5%	3.6%	9.2%	9.0%			8.1%	9.5%
Adjusted EBIT margin	3.8%	5.3%	(5.4)%	(1.7)%	4.6%	4.2%			1.6%	4.0%
Operating margin	(42.6)%	4.0%	(30.8)%	(6.1)%	0.6%	3.7%			(38.9)%	2.1%

Capital expenditures	$251.5	$207.9	$64.6	$75.5	$3.5	$29.1	$1.4	$1.3	$321.0	$313.8
Change in non-cash balances
related to operations, cash flow (outflow)	(19.1)	(182.4)	(189.3)	(2.1)	(11.8)	(6.8)	74.3	11.8	(145.9)	(179.5)

IAROC: Impairment of assets, restructuring and other charges	Figure 5
Adjusted: Defined as before IAROC and before goodwill impairment charge

North America

The North American segment is comprised of the following business groups: Magazine, Retail, Catalog, Book & Directory, Direct, Canada, Logistics and Premedia. North American revenues for the fourth quarter of 2007 were $1.15 billion, down 10.2% from $1.28 billion in 2006 and $4.37 billion for the twelve-month period ended December 31, 2007, down 9.3% from $4.82 billion for the same period in 2006. Revenues in the North American segment continued to be impacted by negative price pressures. Volume decreased during the fourth quarter and the full year of 2007, mainly due to restructuring initiatives in the Catalog, Magazine, Book and Canada groups. Additional volume contracted with Yellow Book positively impacted the Directory group since the beginning of the second quarter of 2007. Finally, due to a strong Canadian dollar, the Canada group continued to be affected in 2007 by less favourable foreign exchange contracts on sales to its U.S. customers.

Operating income and margin in North America decreased in the fourth quarter and on a year-to-date basis compared to 2006. Operating income in North America was mainly impacted by the goodwill and asset impairment charges, the highly competitive market conditions as well as inefficiencies and costs related to the finalization of the Company’s retooling plan.

The North American workforce was reduced year-over-year by 1,189 employees, or 5.3%, mostly as a result of the restructuring initiatives completed thus far.

Europe

The European segment operates mainly in the Magazine, Retail, Catalog and Book markets. European revenues for the fourth quarter of 2007 were $289.1 million, up 8.1% from $267.3 million in 2006 and $1,033.7 million for the full year period, up 0.8% from $1,025.4 million for the same period in 2006. Overall, volume decrease experienced in Europe was mostly the result of the disposal of the Lille and the Strasbourg French facilities, as well as press start-up inefficiencies and equipment transfers. This shortfall was however more than offset by increases in facilities re-equipped with new presses in Austria and Belgium, with Belgian volume up almost 50% from last year during the twelve-month period of 2007.

On a year-to-date basis, the operating income and margin for the European segment decreased compared to the same period in 2006, but increased in Finland and Sweden. The increased volume in Belgium did not translate into increased operating income as its positive effect was offset by press start up inefficiencies and an unfavourable work mix in the twelve-month period of 2007. The trend in this segment’s operating income and margin reflects lower demand, price pressures, temporary inefficiencies experienced with the installation of new presses and transfer of volumes between plants. Year-over-year, the European workforce was reduced by 1,177 employees or 4.6%.

Latin America

Latin America operates mainly in the Book, Directory, Magazine, Catalog and Retail markets. Latin America’s revenues for the fourth quarter of 2007 were $82.5 million, up 19.9% from $68.8 million in 2006 and $284.8 million, on a year-to-date basis, up 19.0% from $239.3 million for the same period in 2006. Significant revenue increases from Colombia and Mexico, during the fourth quarter and the twelve-month period of 2007, were mostly the result of exporting a growing volume of books and directories. However, the impact of these increases in volume on operating income was partly offset by less favourable pricing in 2007. Overall, in addition to cost reductions, these factors contributed to the growth in operating income during the fourth quarter and the full year compared to the same periods last year.

2.5  Impairment of assets and restructuring initiatives

Quebecor World has undertaken various restructuring initiatives to increase the efficiency of the pressroom and the return on capital employed by its facilities. Restructuring costs are mostly the result of plant closures and workforce reductions resulting from current and prior years’ initiatives. A description of these initiatives is provided in Note 3 to the Consolidated Financial Statements for the period ended December 31, 2007.

The 2007 restructuring initiatives affected a total of 1,345 employees, of which 1,056 positions have been eliminated as of December 31, 2007. The remaining 289 positions will be eliminated in the near future. However, the Company estimates that 505 new jobs should be created in other facilities with respect to the 2007 initiatives. The execution of prior years’ initiatives resulted in the elimination of 779 jobs for the twelve-month period ended December 31, 2007 and 183 are still to come.

As at December 31, 2007, the balance of the restructuring reserve was $17.0 million. The total cash disbursement related to this reserve is expected to be $15.2 million for the year 2008. Finally, the Company expects to record a charge of $6.1 million in upcoming quarters for the restructuring initiatives that have already been announced at December 31, 2007.

During the first three quarters of 2007, impairment tests were triggered in North America, as a result of the retooling plan and the relocation of existing presses into fewer, but larger and more efficient facilities and the Company recorded impairment charges of $71.7 million mainly on machinery and equipment. In Europe, the impairment test was triggered by the potential sale and merger of the European operations and the impairment charges totalling $84.1 million mainly on machinery and equipment was recorded.

In the fourth quarter of 2007, the Company completed its impairment tests on specific components were triggered due to industry pressure namely continued price pressure and volume declines. As a result, the Company concluded that the carrying amount of certain long lived assets was not fully recoverable and non-cash asset impairment charges of $99.3 million in North America and $1.0 million in Latin America were recorded to write down the value of the long lived assets to the estimated fair value. The impairment charge is mainly related to machinery and equipment.

2.6  Impairment of goodwill

The Company completed its annual goodwill impairment testing in the third quarter of 2007. Taking into account financial information such as the potential sale and merger of the European operations, management determined that the carrying value of goodwill for its European reporting unit was not recoverable and that the resulting impairment of such goodwill amounted to its entire carrying value of $166.0 million at September 30, 2007.

In the fourth quarter of 2007, the unsuccessful efforts of the Company to obtain new financing and its inability to conclude a proposed sale of its European operations combined with a decline in its stock prices triggered a requirement for a goodwill impairment test related to the Company’s reporting units. As a result, the Company concluded that the goodwill was impaired and a total impairment charge of $1,832.9 million was recorded for the North American and Latin America reporting units.

Reconciliation of non-GAAP measures

(In millions of US dollars, except per share data)

	2007	2006	2005
Operating income from continuing operations- adjusted
Operating income (loss) (“EBIT”)	$(2,212.4)	$130.2	$20.3
Impairment of assets, restructuring and other charges (“IAROC”)	303.6	111.3	94.2
Goodwill impairment charge	1,998.9	—	243.0

Adjusted EBIT	$90.1	$241.5	$357.5
EBIT	(2,212.4)	$130.2	$20.3
Depreciation of property, plant and equipment (1)	$311.4	308.4	308.1
Amortization of other assets (1)	60.4	$30.0	$27.3
Less depreciation and amortization from discontinued operations	—	—	(4.2)
Operating income (loss) before depreciation and amortization (“EBITDA”)	$(1,840.6)	$468.6	$351.5
IAROC	303.6	111.3	94.2
Goodwill impairment charge	1,998.9	—	243.0
Adjusted EBITDA	$461.9	$579.9	$688.7
Earnings (loss) per share from continuing operations
Net income (loss) from continuing operations	$(2,200.4)	$30.6	$(148.8)
IAROC (2)	243.0	87.3	86.0
Goodwill impairment charge (3)	1,902.5	—	232.1
Adjusted net income (loss) from continuing operations	$(54.9)	$117.9	$169.3
Net income allocated to holders of preferred shares	22.2	34.0	39.6
Adjusted net income (loss) from continuing operations available to holders of equity shares	$(77.1)	$83.9	$129.7
Diluted average number of equity shares outstanding (in millions)	131.9	131.4	131.8
Earnings (loss) per share from continuing operations
Diluted	$(16.85)	$(0.03)	$(1.43)
Adjusted diluted	$(0.58)	$0.64	$0.98
Free Cash Flow
Cash provided by operating activities	$68.0	$236.0	$469.5
Dividends on preferred shares	(17.6)	(43.1)	(39.6)
Additions to property, plant and equipment	(321.0)	(313.8)	(394.0)
Net proceeds from disposal of assets	101.4	82.5	16.4
Net proceeds from business disposals	—	28.5	66.9
Free cash flow (outflow)	$(169.2)	$(9.9)	$119.2

Figure 6

Adjusted: Defined as before IAROC and goodwill impairment charge

(1) As reported in the Consolidated Statements of Cash Flows

(2) Net of income taxes of $60.6 million for 2007, $24.0 million in 2006 and $8.2 million in 2005

(3) Net of income taxes of $96.4 million in 2007 and $10.9 million in 2005

Reconciliation of non-GAAP measures

(In millions of US dollars, except per share data)

	Three months ended December 31,
	2007	2006
Operating income from continuing operations- adjusted
Operating income (loss) (“EBIT”)	$(1,936.5)	$28.0
Impairment of assets, restructuring and other charges (“IAROC”)	105.4	46.2
Goodwill impairment charge	1,832.9	—

Adjusted EBIT	$1.8	$74.2
EBIT	(1,936.5)	$28.0
Depreciation of property, plant and equipment(1)	84.5	$85.2
Amortization of other assets (1)	44.0	10.8
Operating income (loss) before depreciation and amortization (“EBITDA”)	$(1,808.0)	$124.0
IAROC	105.4	46.2
Goodwill impairment charge	1,832.9	—
Adjusted EBITDA	$130.3	$170.2
Earnings (loss) per share from continuing operations
Net income (loss) from continuing operations	$(1,826.1)	$11.6
IAROC (2)	80.9	33.0
Goodwill impairment charge (3)	1,743.3	—
Adjusted net income (loss) from continuing operations	$(1.9)	$44.6
Net income allocated to holders of preferred shares	5.5	7.6
Adjusted net income (loss) from continuing operations available to holders of equity shares	$(7.4)	$37.0
Diluted average number of equity shares outstanding (in millions)	132.0	131.6
Earnings (loss) per share from continuing operations
Diluted	$(13.87)	$0.03
Adjusted diluted	$(0.06)	$0.28

Figure 6

Adjusted: Defined as before IAROC and goodwill impairment charge

(1) As reported in the Consolidated Statements of Cash Flows

(2) Net of income taxes of $24.5 million for the fourth quarter of 2007 and $13.2 million in 2006

(3) Net of income taxes of $89.6 million in 2007

Reconciliation of non-GAAP measures

($ millions)

	2007	2006	2005
Coverage Ratios from continuing operations

Adjusted EBITDA	$461.9	$579.9	$688.7

Financial expenses	$228.7	$134.2	$119.0
Interest coverage ratio (times)	2.0	4.3	5.8
Total Indebtedness	$2,890.9	$2,132.4	$1,855.1
Debt-to-Adjusted-EBITDA ratio (times)	6.3	3.7	2.7

Figure 6

3.              Liquidity and capital resources

3.1     Operating activities

Cash provided by operating activities	Years ended December 31,
($ millions)	2007	2006
	$68.0	$236.0

The decrease in cash from operating activities generated in the fourth quarter and year ended December 31, 2007 compared to the same period in 2006 was due mainly to the shortfall attributable to the Company’s European segment and the depreciation of the U.S. dollar.

The deficiency in working capital was $1,069.4 million at December 31, 2007, compared to $76.0 million at December 31, 2006. The change is mainly due to the reclassification of the revolving credit facility and the first tranche of the unsecured Senior Notes into current maturities as at December 31, 2007. The working capital deficiency is also explained by the North American securitization program and the European Factoring program, which no longer meet certain criteria set forth in the Accounting Guideline 12 “Transfers of Receivables” and consequently have been recorded as new short term secured financing on the balance sheet of the Company. This increase in new short term secured financing was partly offset by an increase in accounts receivable at year end.

3.2       Financing activities

Financing Activities

Cash provided by financing activities	Years ended December 31,
($ millions)	2007	2006
	$282.5	$0.7

As of December 31, 2007, the Company had obtained waivers from its Banking syndicate and the sponsors of its North American securitization program until March 30, 2008 from compliance with certain financial tests under the relevant agreements in respect of the quarter ended December 31, 2007, in particular, the maximum Debt-to-EBITDA ratio of 4.50:1.00. These waivers (which are mirrored in the Equipment financing credit facility - refer to Note 16 (e)) were subject to a number of conditions including: the Company having to obtain on or before January 15, 2008 $125.0 million of new financing; to deliver on or before January 31, 2008 a “Refinancing Transaction”, being comprised of commitments or other arrangements satisfactory to the Company’s lenders which would have been used to reduce the Company’s current credit facility to $500.0 million by February 29, 2008 and further allow the repayment in full of the Company’s current credit facility on or before June 30, 2008. The Company was not able to put in place such refinancing transaction and on January 21, 2008, the Company was granted creditor protection under CCAA in Canada and under Chapter 11 in the United States.

Further to conversion notices received on or before December 27, 2007, the Company announced on February 26, 2008 that it had determined the final conversion rate applicable to the 3,975,663 Series 5 Cumulative Redeemable First Preferred Shares that were converted into Subordinate Voting Shares effective as of March 1, 2008. Taking into account all accrued and unpaid dividends on the Series 5 Preferred Shares up to and including March 1, 2008, the Company has determined that, in accordance with the provisions governing the Series 5 Preferred Shares, each Series 5 Preferred Share was converted on March 1, 2008 into 12.93125 Subordinate Voting Shares. On March 27, 2008, the Company received notices with respect to 517,184 of its remaining 3,024,337 issued and outstanding Series 5 Cumulative Redeemable First Preferred Shares requesting conversion into the Company’s Subordinate Voting Shares effective as of June 1, 2008.

On November 26, 2007, the Company announced that it was suspending dividend payments on its Series 3 (classified as equity) and Series 5 (classified as liability) Preferred Shares. Accordingly, no dividends were paid in the fourth quarter of 2007 on those shares. Last year, during the same period, the Company paid $9.5 million to the holders of the preferred shares classified as equity. On a year-to-date basis, the Company paid dividends on preferred shares classified as equity of $17.6 million in 2007 compared to $43.1 million in 2006. Quebecor World suspended on November 7, 2006 the dividends payment on its Multiple Voting Shares and Subordinate Voting Shares. Accordingly, in the fourth quarter of 2006, no dividend was paid on its Multiple Voting Shares and Subordinate Voting Shares and $39.8 million was paid in the first nine months of 2006. These dividends are designated to be eligible dividends, as provided under subsection 89(14) of the Income Tax Act (Canada) and its provincial counterpart.

On November 19, 2007, the Company announced that in accordance with the provisions governing the Series 2 Preferred Shares and the Series 3 Preferred Shares none of its 12,000,000 issued and outstanding Series 3 Preferred Shares classified as equity were to be converted into Series 2 Preferred Shares on December 1, 2007. Subject to the declaration by the Board of Directors (which, as noted above, has been suspended), the holders of Series 2 Preferred Shares are entitled to receive quarterly fixed dividends at an annual rate of 6.13%.

On November 13, 2007, the Company announced a refinancing plan pursuant to which it intended to concurrently offer approximately CA$250 million of equity shares, $500 million of new debt securities and amend the Revolving bank facility. On November 20, 2007, due to adverse financial market conditions, the Company withdrew its refinancing plan.

On October 29, 2007, Quebecor World redeemed the outstanding Senior Notes (8.42%, 8.52%, 8.54% and 8.69%) for a redemption price of 100% of the outstanding principal amount of the Notes, plus the accrued and unpaid interest on the Notes to the redemption date plus the applicable prepayment premium of $53.1 million due on the redemption date.

On September 28, 2007, the Company finalized new terms for its syndicated Revolving bank facility. The amendment included modification of the covenants to provide financial flexibility through to maturity of the agreement in January 2009. As part of the amendment, the Company agreed to reduce its facility from $1 billion to $750 million in October 2007, of which a portion will be secured by a lien on assets in an amount of $135.6 million. The amendment also included a commitment to reduce the facility to $500 million by July 1, 2008 and provided certain restrictions on the use of proceeds and terms of repayment and it included certain restrictive covenants, including the obligation to maintain certain financial ratios

On September 26, 2007, the Company included additional equipment in its lease agreement that was announced on December 19, 2006, increasing the total financing to approximately $100 million. On January 15, 2008, the Company finalized the conversion of all the equipment into the lease agreements.

In the third quarter of 2007, Quebecor World reimbursed CA$9.8 million ($9.2 million) on the long-term committed Equipment financing credit facility. As of December 31, 2007, the drawings under this facility amounted to CA$165.3 million ($168.5 million) compared to CA$118.0 million ($101.3 million) at the same date last year. In October 2007, the credit facility was secured by a lien on assets in an amount of $34.4 million. As required under the agreement, on January 3, 2008, the Company reimbursed CA$10.3 million ($10.2 million) on the Equipment financing credit facility.

On June 28, 2007, the Company redeemed all of the 6.00% Convertible Senior Subordinated Notes due on October 1, 2007 for a redemption price of 100.6% of the outstanding principal amount of the Notes, plus the accrued and unpaid interest. The aggregate outstanding principal amount of the Notes was $119.5 million.

 3.3    Investing activities

Cash used in investing activities	Years ended December 31,
($ millions)	2007	2006
	$229.9	$217.9

Additions to property, plant and equipment

On a year-to-date basis, $321.0 million has been invested in capital projects in 2007, compared to $313.8 million in 2006. Of that amount, approximately 79% represented organic growth, including expenditures for new capacity requirements, but mostly for productivity improvement. The remaining portion was spent on equipment transferred between plants and maintenance of the Company’s existing structure. In 2006, the amount related to organic growth represented 81% of total spending (89% excluding building purchases). Key year-to-date expenditures included approximately $47 million in North America and $51 million in Europe as part of the strategic retooling plans and a customer related project. Other notable projects are related to the Corinth, MS facility transformation into a dual-process, premier rotogravure and offset catalog facility.

Proceeds from business disposals and disposal of assets

In the fourth quarter of 2007, proceeds on disposal of assets amounted to $32.4 million, compared to $73.3 million during the same period in 2006. Proceeds in the last quarter were mainly related to the sale and leaseback of machinery and equipment installed in facilities in North America. On a year-to-date basis, proceeds on disposal of assets amounted to $101.4 million compared to $82.5 million in 2006. The higher proceeds in 2007 included $34.2 million related to the sale and leaseback of land and buildings of two Canadian facilities completed on March 23, 2007.

4.     Financial position

The Company’s ability to manage its business is restricted during the Insolvency Proceedings and all steps or actions in connection therewith may, in certain circumstances, require the approval of the Company’s DIP Lenders, the Monitor and/or the Courts. See the “Risk factors” section of this MD&A.

4.1  Free cash flow

Free cash flow (outflow)	Years ended December 31,
($ millions)	2007	2006
	$(169.2)	$(9.9)

The Company reports free cash flow because it is a measure used by management to evaluate its liquidity (Figure 6). Free cash flow is not a calculation based on Canadian or U.S. GAAP and should not be considered as an alternative to the Consolidated Statement of Cash Flows. Free cash flow is a measure that can be used to gauge the Company’s performance over time. Investors should be cautioned that free cash flow as reported by Quebecor World may not be comparable in all instances to free cash flow as reported by other companies.

The decrease in free cash flow compared to 2006 is due mainly to decrease in cash flows from operating activities as described above.

4.2       Financial ratios, financial covenants and credit ratings

Financial ratios

The key financial ratios used by management to evaluate the Company’s financial position are the interest coverage ratio and the debt-to-Adjusted-EBITDA ratio. Calculations of key financial ratios are presented in Figure 6. For the year ended December 31, 2007, the debt-to-Adjusted-EBITDA ratio was 6.3 times, compared to 3.7 times at December 31, 2006. The increase is due in large part to the reclassification of the securitization and factoring programs on-balance sheet to secured financing towards the end of 2008.

Financial covenants

The Company is subject to certain financial covenants in some of its major financing agreements. As discussed in Section 3.2 and in Note 16(a) and based on the waivers described, the Company was in compliance with all significant debt covenants at December 31, 2007.

The amounts disclosed in Figure 6 as well as the discussion in the “Financial ratios” section may not accurately represent figures used in the calculation of the actual debt covenants.

Credit ratings

Unsecured debt

As at April 18, 2008, the following credit ratings had been attributed to the senior unsecured debt of the Company:

Rating Agency	Rating
Standard and Poor’s	D
Dominion Bond Rating Service Limited	D

On November 20, 2007, Standard and Poor’s (“S&P”) lowered the Company’s credit rating from B to B-. On December 13, 2007, Dominion Bond Rating Service Limited (“DBRS”) lowered the Company’s credit rating from B to CCC. On December 18, 2007, S&P lowered the rating from B- to CCC and, on the following day, Moody’s Investors Service (“Moody’s”) lowered its rating from B3 to Caa2. On January 16, 2008, S&P and DBRS lowered their credit ratings, respectively, from CCC to D and from CCC to C. On January 21, 2008, the Company commenced the Insolvency Proceedings in Canada and in the US. On the same day, DBRS lowered its rating from C to D and the following day, Moody’s reduced its rating from Caa2 to Ca. Moody’s withdrew its rating on February 6, 2008.

Secured debt

Following the commencement of the Insolvency Proceedings, the Company’s senior secured debt is now being rated. Accordingly, on February 11, 2008, Moody’s attributed an initial rating of Ba3 to them and S&P, on February 13, 2008 rated them BBB.

4.3  Contractual cash obligations

The following table sets forth the Company’s contractual cash obligations for the items described therein as at December 31, 2007:

Contractual Cash Obligations

($ millions)

						2013 and
	2008	2009	2010	2011	2012	thereafter	Total
Long-term debt	$1,016.6	$2.8	$2.8	$2.9	$3.2	$1,264.4	$2,292.7
Capital leases	7.1	7.6	8.0	9.4	8.9	21.5	62.5
Interest payments on long-term debt and capital leases (1)	150.6	107.7	107.0	106.3	105.6	233.2	810.4
Operating leases	95.9	60.7	40.8	27.0	23.6	91.2	339.2
Capital asset purchase commitments	27.1	2.0	—	—	—	—	29.1
Total contractual cash obligations	$1,297.3	$180.8	$158.6	$145.6	$141.3	$1,610.3	$3,533.9

Figure 7

(1) Interest payments were calculated using the interest rate that would prevail should the debt be reimbursed as planned, and the outstanding balance as at December 31, 2007.

The Company has major operating leases pursuant to which it has the option to purchase the underlying equipment (presses and binders) at the end of the term. Whether the equipment will be acquired at the end of the lease term will depend on circumstances prevailing at the time the option is available. The total terminal value of these operating leases expiring between 2008 and 2015 is approximately $32.8 million.

The Company monitors the funded status of its pension plans very closely. During the twelve-month period ended December 31, 2007, the Company made contributions of $60.1 million ($82.5 million in 2006), which were in accordance with the minimum required contributions as determined by the Company’s actuaries. Minimum required contributions are estimated at $43.6 million for 2008.

5.              Off-balance sheet arrangements and other disclosures

5.1       Off-balance sheet arrangements

Guarantees

In the normal course of business, the Company enters into numerous agreements that contingently require it to make payments to a third party based on changes in an underlying item that is related to an asset, a liability or an equity of the guaranteed party, or failure of another party to perform under an obligating agreement.

The Company has provided significant guarantees to third parties including the following:

Operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates in 2008 and 2009, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees is $13.2 million. As at December 31, 2007 the Company has recorded a liability of $4.8 million associated with these guarantees.

During 2007, certain assets under operating lease were purchased for a cash consideration of $74.8 million. The amount recorded in machinery and equipment was reduced by a provision of $14.0 million since the fair value of the equipment was lower than the cash consideration paid.

Business and real estate disposals

In connection with certain dispositions of businesses or real estate, the Company has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Company has also retained certain liabilities for events occurring prior to sale, relating to tax, environmental, litigation and other matters. Generally, the Company has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company.

These types of indemnification guarantees typically extend for a number of years. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability that it could be required to pay to guaranteed parties. These amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the Consolidated Balance Sheets with respect to these indemnification guarantees as at December 31, 2007. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred and it would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

Debt agreements

On December 31, 2007, Quebecor World announced that it was continuing to actively pursue financing options and solutions to its liquidity and balance sheet challenges. Also that day, the Company obtained waivers from its Banking syndicate and the sponsors of its North American securitization program until March 30, 2008 from compliance with certain financial tests under the relevant agreements in respect of the quarter ended December 31, 2007, in particular, the maximum Debt-to-EBITDA ratio of 4.50:1.00. These waivers (which are mirrored in the Equipment financing credit facility - refer to Note 16 (e)) were subject to a number of conditions including: the Company having to obtained on or before January 15, 2008 $125.0 million of new financing; and the Company having arranged for on or before January 31, 2008 a “Refinancing Transaction”, being comprised of commitments or other arrangements satisfactory to the Company’s lenders which would have been used to reduce the Company’s current credit facility to $500.0 million by February 29, 2008 and further allowed the repayment in full of the Company’s current credit facility on or before June 30, 2008.

On January 11, 2008, the Company acknowledged the receipt of a Cdn$400.0 million “rescue” financing proposal from Quebecor Inc. and Tricap Partners Ltd. Quebecor World announced on January 15, 2008 that it had not obtained the new $125 million financing required under the terms of its revolving credit facility and the waivers described above. The same day, the Company failed to make the interest payment on its $400.0 million Senior Notes due in 2015. On January 21, 2008, the Company commenced the Insolvency Proceedings by filing under the Companies Creditors Arrangement Act (CCAA) in Canada and in the United States under Chapter 11 of the United States Bankruptcy Code.

On January 23, 2008, the Company received a U.S. Court interim approval to borrow up to $750.0 million under the terms of a senior secured Debtor-in-Possession credit facility (DIP Agreement or DIP Facility). Section 1 of this MD&A provides more information about the DIP Agreement. On April 1, 2008, the Company announced it received final approval from the U.S. Court for the $1 billion Debtor-in-Possession (DIP) financing. The final order serves to confirm the $750 million of interim financing that was made available since the interim court order rendered on January 23, 2008 and increases the maximum availability by a further $250 million effective on the same date. The $1 billion financing is comprised of a term loan of $600 million and a revolving loan facility up to $400 million.

On September 28, 2007 the Company finalized new terms for its syndicated revolving bank facility: a portion of the revolving bank facility and the equipment financing credit facility from Société Générale, are secured by a lien on assets. The banking syndicate lenders and Société Générale were pledged substantially all of the shares of Quebecor World Memphis Corp owned by Quebecor World (USA) Inc., The Webb Company and Quebecor World Memphis LLC, all the shares of Quebecor World (USA) Inc owned by Quebecor Printing Holding Company, Quebecor World Memphis’ assets, a first ranking security interest and a first ranking pledge of Quebecor World Inc. inventory in Canada for a total security of $170.0 million.

Irrevocable standby letters of credit

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit, issued by high rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of December 31, 2007, the guarantee instruments amounted to $69.7 million. The Company has not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any payments in excess of what is recorded in the Company’s financial statements. The guarantee instruments mature at various dates in 2008.

Sales of accounts receivable

2007

In October 2007, the Company terminated its Canadian Securitization program. By December 31, 2007, the Company completed the amortization process set out in the agreement governing the Canadian securitization program as all accounts receivable generated in Canada were now governed by the North American program described below. In order to conclude the revised arrangement, CA$23.6 million ($24.3 million) of receivables which remained outstanding were repurchased under the North American program.

In October 2007, the Company amended its U.S. program (the North American program) to include accounts receivable generated by its Canadian operations. The North American Program limit was then $408.0 million ($459.0 million during certain periods of the year.)

As of December 31, 2007 the North American program did not meet certain criteria under accounting standards to achieve sale treatment, therefore, the amount outstanding of $428.0 million is presented as secured financing. The accounts receivable under the program serve to secure the financing. As at December 31, 2007, the accounts receivables pledged totalled $605.4 million. Since the program ceased to qualify as a sale of assets under accounting standards, fees payable under the program are thereafter recorded as interest expense in the consolidated statement of income.. Subsequent to the year end and following the filing under creditor protection, the North American program was reimbursed in its entirety and the program was terminated on January 23, 2008.

In October 2007, the Company commenced the liquidation of its European Securitization Program. By December 31, 2007, any amounts outstanding under this program had been repurchased thus completing the amortization process set out in the agreement governing the European securitization program.

On November 22, 2007, the Company entered into a factoring program of its accounts receivable in France. Under this program (the Factoring program), the Company entered into agreements to sell up to EUR47.0 million ($69.2 million) of selected receivables with limited recourse. As at December 31, 2007, the Company had sold accounts receivable of EUR27.7 million ($40.7 million) under the Factoring program. The agreement can be terminated by either party upon one month’s notice.

The Factoring program does not meet certain criteria under accounting standards to achieve sale treatment. Accordingly, the funds received under this program are presented as secured financing for an aggregate amount of EUR23.4 million ($34.5 million). The related accounts receivable under the program serve to secure the financing. As at December 31, 2007, the accounts receivables pledged totalled $40.7 million.

2006

In 2006, the U.S. securitization program (the “U.S. Program”) agreement limit was $408.0 million ($459.0 million during peak season). As at December 31, 2006, the amount outstanding under the U.S. Program was $374.0 million. Consistent with its U.S. securitization agreement, the Company sold all of its U.S. receivables to a wholly-owned subsidiary, Quebecor World Finance Inc., through a true-sale transaction.

In 2006, the Company sold, with limited recourse, a portion of its Canadian accounts receivable on a revolving basis (the “Canadian Program”). The Canadian Program limit was CA$135.0 million. As at December 31, 2006 the amount outstanding under the Canadian Program was CA$89.0 million ($76.4 million).

In 2006, the European securitization program (the “European Program”) had allowed the Company to sell, with limited recourse, a portion of its accounts receivable from its Spanish and French facilities on a revolving basis. The European Program limit was EUR153.0 million. As at December 31, 2006, the amount outstanding under the European Program was EUR97.9 million ($129.1 million).

At December 31, 2006, an aggregate amount of $802.5 million of accounts receivable had been sold under the three programs, of which $223.0 million were kept by the Company as a retained interest, resulting in a net aggregate consideration of $579.5 million on the sale. The retained interest was recorded in the Company’s accounts receivable, and its fair value approximated its cost, given the short-term nature of the collection period of the accounts receivable sold. The rights of the Company on the retained interest were subordinated to the rights of the investors under the programs. There was no recourse under the programs on the Company’s other assets for failure of debtors to pay when due, other than the retained interest of the Company.

The Company had retained the responsibility for servicing, administering and collecting accounts receivable sold. No servicing asset or liability had been recognized, since the fees the Company receives for servicing the receivables approximate the related costs.

Securitization fees and interest on secured financing varied based on commercial paper rates in Canada and the United States and on Euribor in Europe and, generally, have provided a lower effective funding cost than available under the Company’s bank facilities.

Leases

The Company rents premises and machinery and equipment under operating leases with third parties, which expire at various dates up to 2018 and for which undiscounted minimum lease payments total $339.2 million as at December 31, 2007. The minimum lease payments for the year 2007 were $89.1 million. Of the total minimum lease payments, approximately 65% was for machinery and equipment. The Company has guaranteed a portion of the total residual values for a maximum exposure of $13.2 million.

5.2       Derivative financial instruments

The Company uses a number of financial instruments including: cash and cash equivalents, accounts receivable, receivables from related parties, restricted cash, bank indebtedness, trade payables, accrued liabilities, payables to related parties, long-term debt and convertible notes. The carrying amounts of these financial instruments, except for long-term debt and convertible notes, approximate their fair values due to their short-term nature. The fair values of long-term debt and convertible notes are estimated based on discounted cash flows using period-end market yields of similar instruments with the same maturity.

The Company uses various derivative financial instruments to manage its exposure to fluctuations in foreign currency exchange rates, interest rates and commodity prices. The Company does not hold or use any derivative instruments for speculative purposes and adheres to a financial risk management policy.

The Company manages interest rate exposure by having a balanced schedule of debt maturities, as well as a combination of fixed and floating interest rate obligations. In addition, the Company uses interest rate swap agreements to manage its exposure to fluctuations in interest rates on its long-term debt. Contracts outstanding at December 31, 2007 had a notional value of $200.0 million and expire in 2008. Interest expense is adjusted to include amounts payable or receivable under the swap agreements. The total adjustment recorded to interest expense was an expense of $4.4 million for 2007 and $4.0 million for the same period in 2006.

The Company enters into foreign exchange forward contracts to hedge foreign denominated sales and related receivables, debt, and equipment purchases. The contracts outstanding at December 31, 2007 had a notional value of $524.0 million and expire in 2008 and 2011. The foreign exchange gains and losses are recognized as an adjustment to the corresponding revenues, financial expenses and cost of equipment when the transaction is recorded. The total amounts recorded to these accounts for 2007 for these contracts were revenues of $4.3 million for foreign-denominated sales, and a loss of $11.7 million for other foreign-denominated transactions (revenues of $13.2 million, and a loss of $1.3 million, respectively, for 2006). For Canada and Europe, the foreign-denominated revenues as a percentage of their total revenues were approximately 20% and 12%, respectively in 2007. The forward contracts used to manage exposure to currency fluctuations with respect to these foreign-denominated sales and related receivables were settled with highly favorable results in the current year. In 2008, the Company expects to have a lower level of revenues in its mitigation of exchange rate risk from foreign exports as a result of having fewer hedges in place and less favorable rates compared to 2007.

The Company enters into foreign exchange forward contracts and cross-currency swaps to hedge foreign denominated asset exposures. The contracts outstanding only comprised forward contracts at December 31, 2007 and had a notional value of $44.1 million expiring in 2008. The foreign exchange gains and losses on such foreign denominated assets are recorded to income. The changes in the fair values of the derivative instruments are also recorded to income to compensate the foreign exchange gains and losses on the translation of the foreign denominated assets. The total adjustment recorded to derivative gain or loss related to these contracts was a loss of $86.8 million for 2007 (a loss of $28.4 million for 2006).

The Company also enters into commodities swap contracts to hedge certain future identifiable energy price exposures related to the purchases of natural gas. Contracts outstanding at December 31, 2007 covered a notional quantity of 1,243,660 gigajoules in Canada and 6,784,596 MMBTU in the United States and expire between January 2008 and June 2010. For contracts qualifying and designated as cash flow hedges, the total adjustment to gas cost for 2007 was a loss of $10.2 million (a loss of $10.4 million in 2006). For contracts outstanding for which hedge accounting is not applied, the portion of the change in the contracts’ fair values recorded to derivative gains or losses was a loss of $1.7 million for 2007 (a loss of $1.3 million for 2006).

While the counterparties of these agreements expose the Company to credit loss in the event of non-performance, the Company believes that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties.

Realized gains or losses associated with derivative instruments designated in a qualified cash flow hedge that have been terminated or have ceased to be effective prior to maturity are deferred on the balance sheet and recognized in income during the period in which the underlying hedged transaction is recognized. For 2007, the total amount of gain deferred in accumulated other comprehensive income in relation to terminated derivative instruments was $6.3 million net of tax ($4.9 million deferred as a liability for 2006) and the total amount of gain recognized as income was $1.6 million ($1.7 million for 2006).

Following the commencement of the Insolvency Proceedings on January 21, 2008, substantially all derivative contracts were subsequently terminated by their counterparties. The amount of any gains and losses associated with derivative contracts designated as hedging items that had previously been recognized in other comprehensive income as a result of applying hedge accounting will be carried forward to be recognized in net income in the same periods during which the hedged forecast transaction will occur.

The fair values of the derivative financial instruments are estimated using period-end market rates and reflect the amount that the Company would receive or pay if the instruments were closed out at these dates (Figure 8).

Fair Value of Derivative Financial Instruments (Continuing Operations)

($ millions)

	2007		2006
	Book Value	Fair Value	Book Value	Fair Value
Derivative financial instruments
Interest rate swap agreements	$(2.7)	$(2.7)	$—	$(7.5)
Foreign exchange forward contracts	(48.8)	(48.8)	(12.7)	(15.5)
Commodity swaps	(6.2)	(6.2)	(1.4)	(13.7)

				Figure 8

5.3       Related party transactions

Related Party Transactions

($ millions)

	Years ended December 31,
	2007	2006	2005
Companies under common control:
Revenues	56.3	$66.3	$64.9
Selling, general and administrative expenses	25.0	13.6	17.6
Management fees billed by Quebecor Inc.	5.0	4.8	4.5

			Figure 9

The Company has entered into transactions with its parent company, Quebecor Inc., and its other subsidiaries, which were accounted for at prices and conditions prevailing in the market. Intercompany revenues from the parent company’s media subsidiaries mostly involved the printing of magazines. During the second quarter of 2007, a real estate asset was sold to a shareholder of the parent company at fair value established based on an independent estimate.

In October 2007, the Company sold a property to a company under common control, Quebecor Media Inc., for consideration of CA$62.5 million ($64.0 million). Simultaneously, the Company entered into a long-term lease over a term of 17 years with Quebecor Media Inc., to rent a portion of the property sold. Consideration for the two transactions was settled by a cash receipt of CA$43.9 million ($44.9 million) on the date of the transactions and the Company assumed a net balance of sale, including interest, of CA$7.0 million ($7.2 million) receivable in 2013.

In 2006, the Company transferred the benefit of a deduction for Part VI.I tax to a company under common control for a consideration of CA$6.4 million ($5.5 million), recorded in receivables from related parties. This reduced the Company’s available future income tax assets by CA$7.6 million ($6.5 million), and decreased the contributed surplus by CA$1.2 million ($1.0 million). The transaction was recorded at the carrying amount.

In March 2005, the Company sold certain operating assets to Quebecor Media Inc., a company under common control, for a cash consideration of CA$3.3 million ($2.7 million). The transaction was realized at the carrying amount and no gain or loss was recorded.

In 2000, the Company entered into a strategic agreement with Nurun Inc. (“Nurun”). The agreement included a commitment from the Company to use the services of Nurun (information technology and E-Commerce services) for a minimum of $40 million over a five-year period. In 2004, an addendum was made to the agreement, extending the term for another five years from the date of the addendum. In addition, the minimum service revenues of $40 million committed to Nurun were modified to include services directly requested by the Company and its parent company and subsidiaries, as well as business referred, under certain conditions, to Nurun by the Company and its affiliates. Finally, if the aggregate amount of the service revenues for the term of the agreement is lower than the minimum of $40 million, the Company has agreed to pay an amount to Nurun equal to 30% of the difference between the minimum guaranteed revenues and the aggregate amount of revenues. As of December 31, 2007, the cumulative services registered by Nurun under this agreement amounted to $26.2 million.

5.4       Outstanding share data

Figure 10 discloses the Company’s outstanding share data as at April 18, 2008.

Outstanding Share Data

($ in millions and shares in thousands)

	April 18, 2008
	Issued and
	outstanding shares	Book value
Multiple Voting Shares	46,987	$93.5
Subordinate Voting Shares	136,995	1,166.0
First Preferred Shares, Series 3 - Equity	12,000	212.5
First Preferred Shares, Series 5 - Classified as liability	3,024	3,049.7

		Figure 10

As of April 18, 2008, a total of 6,298,863 options to purchase Subordinate Voting Shares were outstanding, of which 3,453,442 were exercisable.

Effective as of March 1, 2008, 3,975,663 Series 5 Cumulative Redeemable First Preferred Shares (including accrued and unpaid dividends thereon) were converted into an aggregate of 51,410,291 Subordinate Voting Shares at a conversion rate of 12.93125 Subordinate Voting Shares issued per converted Series 5 Preferred Share..

On March 27, 2008, the Company received notices with respect to 517,184 of its remaining 3,024,337 issued and outstanding Series 5 Cumulative Redeemable First Preferred Shares requesting conversion into the Company’s Subordinate Voting Shares effective as of June 1, 2008

5.5       Controls and procedures

Overview

As mentioned in the preceding sections, there were a number of significant events that occurred during the year, including the proposed sale and merger of European operations, various financing activities and bankruptcy protection measures which were undertaken during the preparation of the year-end financial statements. These significant events created an environment of substantial work overload and time constraint, which led to changes in personnel and lack of sufficient personnel, which in aggregate directly, impacted the operating effectiveness of the Company’s internal controls over financial reporting discussed below. The impact on the internal controls over financial reporting was restricted to and evident in the last two quarters of the year ended December 31, 2007, which was when the significant events occurred

Evaluation of Disclosure Controls and Procedures

Quebecor World’s disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified under Canadian and U.S. securities laws and include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Senior Vice President and Chief Accounting Officer, to allow timely decisions regarding required disclosure.

As of December 31, 2007, an evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and Senior Vice President and Chief Accounting Officer, of the effectiveness of Quebecor World’s disclosure controls and procedures as defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the President and Chief Executive Officer and Senior Vice President and Chief Accounting Officer concluded that as a result of the material weaknesses in the Company’s internal control over financial reporting discussed below, the disclosure controls and procedures were not effective as of the end of the period covered by this annual report.

Management’s Report on Internal Control over Financial Reporting

Management, including the President and Chief Executive Officer and the Senior Vice President and Chief Accounting Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(e) under the U.S. Securities Exchange Act of 1934 and in Multilateral Instrument 52-109 under Canadian Securities Administrators Rule and Policies.

Quebecor World’s internal controls over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles (GAAP) and reconciled to U.S. GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2007, management assessed the effectiveness of the Company’s internal control over financial reporting. In making this assessment, management used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During this process, management identified material weaknesses in internal control over financial reporting as described below. As defined in Exchange Act Rule 12b-2 and Rule 1-02 of Regulation S-X, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis.

Given the circumstances faced by the Company, it did not maintain effective processes and controls related to impairment of long-lived assets and goodwill, controls over the accounting for and reporting of complex and non-routine transactions and control activities specifically related to period-end review procedures.

•     Specific to the impairment of long-lived asset and goodwill, the Company did not have the long-term forecasts, and hence it lacked timely monitoring of operations to complete an effective impairment analysis on a timely basis, and it did not have the proper oversight controls and procedures to validate information prepared by external specialists, in order to identify and document sufficiently its analysis that would have impacted the impairment of assets, restructuring and other charges and the goodwill impairment charge. As a result, errors were identified and corrected prior to the issuance of the Company’s 2007 Consolidated Financial Statements. However, this deficiency could have resulted in a material non-cash adjustment to the impairment of assets, restructuring and other charges, and the goodwill impairment charge and, therefore, there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis.

•     Specific to complex and non-routine transactions, the Company did not adequately analyze and review the accounting for and reporting of complex and non-routine transactions. The Company determined that there was a lack of sufficient accounting and finance personnel to perform in-depth analysis and review of complex accounting matters and lack of communication between various functions within the Company.

Theses deficiencies impacted the following items: classification of long-term debt, securitization of accounts receivable, valuation of derivatives instruments, recording of sale and leaseback of property, plant and equipment, valuation of future income taxes and presentation of cash flows from operating and financing activities. The deficiencies resulted in material errors that were identified and corrected prior to the issuance of the Company’s 2007 Consolidated Financial Statements. However, these deficiencies, which are pervasive in nature, could have resulted in a material adjustments to the financial statements and, therefore, there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis.

•     Specific to period-end controls and procedures, the Company did not on a timely basis, adequately perform those procedures in the following areas: (i) review and approval of account analysis and reconciliations in corporate accounting and treasury (ii) review of journal entries, and (iii) controls over spreadsheets used in financial reporting. As a result of this deficiency, errors were identified in the Company’s 2007 Consolidated Financial Statements. However, this deficiency, which is pervasive in nature, could have resulted in a material adjustments to the financial statements and, therefore, there is a reasonable possibility that a material misstatement of the Company’s financial statements will not be prevented or detected on a timely basis.

Because of the material weaknesses described above, management has concluded that as of December 31, 2007, the Company’s system of internal control over financial reporting was not effective. Notwithstanding the above-mentioned weaknesses, management has concluded that the Consolidated Financial Statements included in this report fairly present the Company’s consolidated financial position and the consolidated results of the operations, as of and for the year ending December 31, 2007.

Our independent registered public accounting firm that audited the financial statements included in this annual report, has issued an attestation report expressing an adverse opinion on the effectiveness of internal control over financial reporting as at December 31, 2007, which report is included on page 5 of the Consolidated Financial Statements as at and for the year ended December 31, 2007.

Changes in Internal Control over Financial Reporting

During the year, a change occurred that materially affected or is reasonably likely to materially affect our internal control over financial reporting related to the implementation of new application software (Taxware) for the plants in the U.S. The software is used to capture pertinent billing data to provide sales tax billing to customers and facilitate the tax remittance process.

Furthermore, to address the Company’s remediation plans last year, it revised its impairment of long term assets methodology and based on that revision, the Company provided specific training to its accounting staff and issued standardized, exhaustive checklists to identify events that trigger impairment. Currently, the Company is working to develop and deploy an improved forecasting system to provide more appropriate analysis in the accounting for impairment of long lived assets and goodwill.

Remediation Plans

In response to the material weaknesses identified above, the Company has already started and will continue remediation plans to address the material weaknesses, by taking the following actions:

1.             The Company has created a Special Projects Group to manage the bankruptcy protection issues and requests; this will alleviate some of the work overload in the finance and accounting departments.

2.             The Company has created a Restructuring Committee to manage the activities around various projects; this will alleviate some of the work overload in the finance and accounting departments.

3.             The Company continues to leverage external resources with specific accounting expertise to consult on complex accounting matters. Management will exercise greater oversight and monitoring over these consultations.

4.             The Company continues to pursue hiring additional staff for the finance and accounting departments with key technical skills.

5.             The Company will develop and deploy a more comprehensive system to review and monitor complex and non-routine transactions.

6.             The Company will establish a system of cross-functional coordination and communication to provide for timely dissemination of information that could have an impact on the consolidated financial statements.

6.              Critical accounting estimates and accounting policies

6.1  Critical accounting estimates

The rules of two of the Canadian securities regulatory authorities define critical accounting estimates as those requiring assumptions made about matters that are highly uncertain at the time the estimate is made, and when the use of different reasonable estimates or changes to the accounting estimates would have a material impact on a Company’s financial condition or results of operations.

The preparation of financial statements in conformity with Canadian GAAP requires the Company to make estimates and assumptions which affect the reported amounts of assets and liabilities, disclosure with respect to contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

As disclosed in Note 2(b), the preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. The Insolvency Proceedings materially affect the degree of uncertainty associated with the measurement of many amounts in the financial statements. More specifically, it could impact the recoverability tests and fair value assumptions used in the impairment test of property, plant and equipment and goodwill, the valuation of future income tax assets and of contract acquisition costs. The Company made assumptions, such as expected growth, maintaining customer base and achieving costs reductions, about the future cash flows expected from the use of its assets.

The critical accounting estimates which affect the Consolidated Income statement and Consolidated Balance Sheet line items are summarized below:

Goodwill

Goodwill is tested for impairment annually for all of the Company’s reporting units, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, the goodwill of the reporting unit is considered not to be impaired and the second step is not required. The second step of the impairment test is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared to its carrying amount to measure the amount of the impairment, if any. When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment is recognized in an amount equal to the excess and is presented as a separate item in the consolidated statement of income.

Based on the results of the latest impairment test performed, the Company recorded a goodwill impairment charge of $1,998.9 million in 2007 ($243 million goodwill impairment charge for the European reporting unit was recorded in 2005). Management will continue to monitor its segment for indicators of potential impairment as appropriate.

Impairment of long-lived assets

The Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment is recognized when the carrying amount of a group of assets held for use exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. Measurement of an impairment is based on the amount by which the carrying amount of a group of assets exceeds its fair value. Fair value is determined using accepted valuation techniques, such as quoted market prices, when available, or an estimate of discounted future cash flows.

The Company recorded a total impairment charge of $256.1 million in the year ended December 31, 2007 based on the results of these tests ($33.0 million total impairment charge was recorded in 2006). Although management concluded that at December 31, 2007 no further impairment charges were required other than those discussed above, the Company continues to monitor groups of assets to identify any new events or changes in circumstances that could indicate that their carrying values are not recoverable. In the event that such a situation is identified or that actual results differ from management’s estimates, an additional impairment charge could be necessary.

Pension and other postretirement benefits

Weighted average assumptions used in the

measurement of the Company’s pension benefits

	2007	2006
Accrued benefit obligation as of December 31:
Discount rate	6.0%	5.6%
Rate of compensation increase	3.4%	3.4%
Benefit costs for year ended December 31:
Discount rate	5.6%	5.4%
Expected return on plan assets	7.5%	7.6%
Rate of compensation increase	3.4%	3.4%

		Figure 11

The Company maintains defined benefit plans and postretirement benefits for its employees and ensures that contributions are sustained at a level sufficient to cover benefits. Actuarial valuations of the Company’s various pension plans were performed during the last three years or more frequently where required by law. Plan assets are measured at fair value and consist of equity securities, corporate and government fixed income securities and cash or cash equivalents. Pension and other postretirement costs and obligations are based on various economic and demographic assumptions determined with the help of actuaries and are reviewed each year. Key assumptions include the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase (Figure 11) and the health care cost trend rate.

The discount rate assumption used to calculate the present value of the plans’ projected benefit payments was determined using a measurement date of September 30, 2007 and based on yields of long-term high-quality fixed income investments.

The expected long-term rate of return on pension plan assets was obtained by calculating a weighted average rate based on targeted asset allocations of the plans. The expected returns of each asset class are based on a combination of historical performance analyses and forward-looking views of the financial markets. The targeted asset allocation of the plans is approximately 64% for equity and 36% for fixed income securities and cash.

The rate of compensation increase is used to project current plan earnings in order to estimate pension benefits at future dates. This assumption was determined based on historical pay increases, forecast of salary budgets, collective bargaining influence and competitive factors.

For postretirement benefits, the assumptions related to the health care cost trend rate are based on increases experienced by plan participants in recent years and national average cost increases.

The Company believes that the assumptions are reasonable based on information currently available; however, in the event that actual outcome differs from management’s estimates, the provision for pension and postretirement benefit expenses and obligations may be adjusted.

Health care costs

The Company provides health care benefits to employees in North America and covers approximately 70% to 75% of the costs under these employee health care plans. The Company actively manages its health care spending with its vendors to maximize discounts in an attempt to limit the cost escalation experienced over the past years. Health care costs and liabilities are estimated with the help of actuaries. Health care costs continued to increase in 2007, consistent with the national trend. Trend assumption is the most important factor in estimating future costs. The Company uses the most recent twelve months of claims trended forward to estimate the next year’s liability.

Allowance for doubtful accounts

The Company maintains an allowance for doubtful accounts for expected losses from customers who are unable to pay their debts. The allowance is reviewed periodically and is based on an analysis of specific significant accounts outstanding, the age of the receivable, customer creditworthiness and historical collection experience. In addition, the Company maintains an allowance to cover a fixed percentage of all accounts for customers who have filed for bankruptcy protection under Chapter 11 and other critical accounts. These accounts may take several years before a settlement is reached. The allowance is reassessed on a quarterly basis.

Income taxes

Management believes that it has adequately provided for income taxes based on all of the information that is currently available.

The provision for income taxes is calculated based on the expected tax treatment of transactions recorded in the Company’s consolidated statements. In determining its provision for income taxes, the Company interprets tax legislation in a variety of jurisdictions and makes assumptions about the expected timing of the reversal of future tax assets and liabilities. Income tax assets and liabilities, both current and future, are measured according to enacted income tax legislation that is expected to apply when the asset is realized or the liability is settled. The Company regularly reviews the recognized and unrecognized future income tax assets to determine if a valuation allowance is required or needs to be adjusted. The Company’s future income tax assets are recognized only to the extent that, in the Company’s opinion, it is more likely than not that the future income tax assets will be realized. This opinion is based on certain estimates, assumptions and judgments in assessing the potential for future recoverability, while at the same time considering past experience. If these estimates, assumptions or judgments change in the future, the Company could be required to reduce or increase the value of the future income tax assets or liabilities resulting in income tax expense or recovery. The Company’s tax legislation interpretations could differ from those of tax authorities and our tax filings are subject to government audits, which could materially change the amount of both current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense.

In addition, the Company has not recognized a future tax liability for the undistributed earnings of its subsidiaries in the current and prior years because the Company does not expect those unremitted earnings to reverse and become taxable in the foreseeable future.

Workers’ compensation

U.S. workers’ compensation claims tend to be relatively low in value on a case-by-case basis, and the Company self-insures against the majority of such claims.

The liability provision of such self-insurance is estimated based on reserves for claims that are established by an independent administrator and the provision is adjusted annually to reflect the estimated future development of the claims using Company specific factors provided by its actuaries. The adjustment is recorded in income or expense.

While the Company believes that the assumptions used are appropriate, in the event that actual outcome differs from management’s estimates, the provision for U.S. workers’ compensation costs may be adjusted.

The Company also maintains third-party insurance coverage against U.S. workers’ compensation claims which could be unusually large in nature as discussed in the “Risks factors” section hereafter.

6.2       Change in accounting policy

Financial instruments

Effective January 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. Changes in accounting policies in conformity with these new accounting standards are as follows:

(a)                    Comprehensive income

Section 1530 introduces the concept of comprehensive income, which is calculated by including other comprehensive income with net income. Other comprehensive income represents changes in shareholders’ equity arising from transactions and other events with non-owner sources such as unrealized gains and losses on financial assets classified as available-for-sale, changes in translation adjustment of self-sustaining foreign operations and changes in the fair value of the effective portion of cash flow hedging instruments. With the adoption of this section, the consolidated financial statements now include consolidated statements of comprehensive income. The comparative statements were restated solely to include the translation adjustment of self-sustaining foreign operations as provided by transition rules.

(b)                    Financial instruments

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and derivatives. Under this standard, financial instruments are now classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities and measurement in subsequent periods depends on their classification. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For other financial instruments, transaction costs are capitalized on initial recognition and presented as a reduction of the underlying financial instruments. Financial assets and financial liabilities held-for-trading are measured at fair value with changes recognized in income. Available-for-sale financial assets are measured at fair value or at cost, in the case of financial assets that do not have a quoted market price in an active market, and changes in fair value are recorded in comprehensive income.

Financial assets held-to-maturity, loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method of amortization. The Company has classified its restricted and unrestricted cash and cash equivalents and temporary investments as held for trading. Accounts receivable, receivables from related parties, loans and other long-term receivables included in other assets were classified as loans and receivable. Portfolio investments were classified as available for sale. All of the Company’s financial liabilities were classified as other financial liabilities.

Derivative instruments are recorded as financial assets or liabilities at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of the derivatives are recognized in financial expenses with the exception of derivatives designated in a cash flow hedge for which hedge accounting is used. In accordance with the new standards, the Company selected January 1, 2003 as its transition date for adopting this standard related to embedded derivatives.

(c)                    Hedges

Section 3865 specifies the criteria that must be satisfied in order for hedge accounting to be applied and the accounting for each of the permitted hedging strategies.

Accordingly, for derivatives designated as fair value hedges, such as certain cross-currency interest rate swaps used by the Company, changes in the fair value of the hedging derivative recorded in income are substantially offset by changes in the fair value of the hedged item to the extent that the hedging relationship is effective. When a fair value hedge is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments to the carrying value of the hedged item are amortized to income over the remaining term of the original hedging relationship.

For derivative instruments designated as cash flow hedges, such as certain commodity swaps and forward exchange contracts used by the Company, the effective portion of a hedge is reported in other comprehensive income until it is recognized in income during the same period in which the hedged item affects income, while the ineffective portion is immediately recognized in the consolidated statement of income. When a cash flow hedge is discontinued, the amounts previously recognized in accumulated other comprehensive income are reclassified to income when the variability in the cash flows of the hedged item affects income.

Upon adoption of these new sections, the transition rules require that the Company adjust either the opening retained earnings or accumulated other comprehensive income as if the new rules had always been applied in the past, without restating comparative figures of prior years. Accordingly, the following adjustments were recorded in the consolidated financial statements as at January 1, 2007:

•                 Decrease of other assets by $24.3 million

•                 Decrease in trade payable and accrued liabilities by $0.6 million

•                 Increase of other liabilities by $18.9 million

•                 Decrease of long-term debt by $23.5 million

•                 Decrease of future income tax liabilities by $7.2 million

•                 Decrease of retained earnings by $4.9 million

•                 Decrease of accumulated other comprehensive income by $7.0 million

Finally, the adoption of the new standards had no material impact on net income in 2007.

6.3         Reclassification

During the second quarter of 2007, the Company reclassified the Series 5 Cumulative Redeemable First Preferred Shares in the amount of $150.2 million as at December 31, 2006 and of $178.5 million as at December 31, 2007 from Capital stock and Accumulated other comprehensive income to preferred shares classified as liability in the balance sheet, to conform with accounting standards related to such financial instruments (CICA Handbook section 3861). Dividends on these shares are now presented in the consolidated statement of income as dividends on preferred shares classified as liability. This reclassification was not material to the Company’s consolidated financial statements.

6.4       Recent accounting developments

The CICA has issued the following new Handbook sections:

In December 2006, the CICA issued a new accounting standard, Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies and processes for managing capital. The new standard will be applied in the first quarter of 2008 for the Company.

In December 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, which require additional disclosures relating to financial instruments. The new sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007, and will be applied in the first quarter of 2008.

In March 2007, the CICA issued a new accounting standard, Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories, and related disclosures. This new standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The Company is currently evaluating the effect of this standard on its consolidated financial statements.

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets, and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and amendments to Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating the effect of adopting this standard.

7.              Risk factors

The Company urges all current and potential investors to carefully consider the risks described below, the other information contained in this MD&A and other information and documents filed by the Company with the appropriate securities regulatory authorities before making any investment decision with respect to any of the Company’s securities. The risks and uncertainties described below are not the only ones the Company may face. Additional risks and uncertainties that the Company is unaware of, or that the Company currently deems to be immaterial, may also become important factors that affect it. If any of the following risks actually occurs, the Company’s business, cash flow, financial condition or results of operations could be materially adversely affected.

7.1       Primary risk factors

The Company and many of its subsidiaries are currently subject to creditor protection and restructuring proceedings in both Canada and the United States. It is unlikely that the Company’s existing Multiple Voting Shares and Subordinate Voting Shares will have any material value in a restructuring plan of arrangement, and there is also a risk such shares could be cancelled. If the Company fails to implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Courts, substantially all of its debt obligations will become due and payable immediately, or subject to immediate acceleration, which would in all likelihood lead to the liquidation of the Company’s assets.

On January 21, 2008 (the “Filing Date”), the Company obtained an order (the “Initial Order”) from the Quebec Superior Court (the “Court”) granting creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) for itself and for 53 of its US subsidiaries (collectively, the “Applicants”). On the same date, those same US Subsidiaries filed a petition under Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) in the U.S. Bankruptcy Court for the Southern District of New York (the “U.S. Bankruptcy Court”). The proceedings under the CCAA are hereinafter referred to as the “Canadian Proceedings”, the proceedings under Chapter 11 are hereinafter referred to as the “U.S. Proceedings” and the Canadian Proceedings and the U.S. Proceedings are hereinafter collectively referred to as the “Insolvency Proceedings”. The Company’s European and Latin American subsidiaries are not subject to the Insolvency Proceedings.

Pursuant to the Initial Order, the Applicants are provided with the authority to, amongst other things, file with the Court and submit to their creditors a plan of compromise or arrangement under the CCAA and operate an orderly restructuring of their business and financial affairs, in accordance with the terms of the Initial Order. Ernst & Young Inc. (the “Monitor”) has been appointed by the Court as Monitor in the Canadian Proceedings. Pursuant to the terms of the Initial Order, the Monitor was appointed to monitor the business and financial affairs of the Applicants and, in connection with such role, the Initial Order imposes a number of duties and functions on the Monitor, including, but not limited to, assisting the Applicants in connection with their restructuring and reporting to the Court on the state of the business and financial affairs of the Applicants and on developments in the Insolvency Proceedings, as the Monitor considers appropriate.

The U.S. Bankruptcy Code provides for all actions and proceedings against the US subsidiaries to be stayed during the continuation of the U.S. Proceedings. The Initial Order also provides for a general stay and, pursuant to a subsequent order of the Court rendered on February 19, 2008, this stay period has been extended to May 12, 2008. The stay period is subject to further extensions as the Court may deem appropriate. The applicable stays generally preclude parties from taking any actions against the Applicants. The purpose of the stay period and of the Insolvency Proceedings is to provide the Applicants the opportunity to stabilize their operations and businesses and to develop a business plan, all with a view to proposing a final plan of reorganization, compromise or arrangement. Any such plan will be subject to approval by affected creditors, as well as Court approval.

In light of the Insolvency Proceedings, it is unlikely that the Company’s existing Multiple Voting Shares and Subordinate Voting Shares will have any material value in, and following the approval of, a restructuring plan of arrangement there is a risk such shares could be cancelled. There is also a risk that if the Company fails to successfully implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Court, substantially all of its debt obligations will become due and payable immediately, or subject to immediate acceleration, which would in all likelihood lead to the liquidation of the Applicants’ assets.

The Company’s ability to manage its business is restricted during the Insolvency Proceedings and all steps or actions in connection therewith may, in certain circumstances, require the approval of the Company’s DIP Lenders, the Monitor and/or the Courts.

The Company’s DIP Facility provides for various restrictions on, among other things, the Company’s ability to incur additional debt, secure such debt, make investments, dispose of its assets (including pursuant to sale and leaseback transactions and sales of receivables under securitization programs) and make capital expenditures. Each of these transactions would require the consent of the Company’s DIP lenders if they exceed certain thresholds set forth in the DIP Facility, and may, in certain cases, require the consent of the Monitor and/or the Courts.

The above Primary Risk Factors relating to the Company and the Insolvency Proceedings should be borne in mind by the reader when you read each of the additional risk factors set forth below.

7.2       Other risk factors

Risks relating to the Company’s Business

The Company’s revenue is subject to cyclical and seasonal variations and prices of, and demand for, its printing services may fluctuate significantly based on factors outside of the Company’s control

The business in which the Company operates is sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets it serves, as well as by local, regional, national and global economic conditions. The Company’s business operations are seasonal, with the majority of its historical operating income during the past five financial years being recognized in the third and fourth quarters of the financial year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, this seasonality could adversely affect the Company’s cash flows and results of operations.

Quebecor World is unable to predict market conditions and only has a limited ability to affect changes in market conditions for printing services. Pricing and demand for printing services have fluctuated significantly in the past and each have declined significantly in recent years. Prices and demand for printing services may continue to decline from current levels. Further increases in the supply of printing services or decreases in demand could cause prices to continue to decline, and prolonged periods of low prices, weak demand and/or excess supply could have a material adverse effect on the Company’s business growth, results of operations and liquidity.

The Company operates in a highly competitive industry

The industry in which the Company operates is highly competitive. Competition is largely based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. The Company competes for commercial business not only with large national printers, but also with smaller regional printers. In certain circumstances, due primarily to factors such as freight rates and customer preference for local services, printers with better access to certain regions of a given country may have a competitive advantage in such regions. Since 2001, the printing industry has experienced a reduction in demand for printed materials and excess capacity. Some of the industries that the Company services have been subject to consolidation efforts, leading to a smaller number of potential customers. Furthermore, if the Company’s smaller customers are consolidated with larger companies utilizing other printing companies, the Company could lose its customers to competing printing companies. Primarily as a result of this excess capacity and customer consolidation, there have been, and may continue to be, downward pricing pressures and increased competition in the printing industry. Any failure on the Company’s part to compete effectively in the markets it serves could have a material adverse effect on the results of its operations, financial condition or cash flows and could require change to the way the Company conducts business or reassesses strategic alternatives involving its operations.

The Company will be required to make capital expenditures to maintain its facilities and may be required to make significant capital expenditures to remain technologically and economically competitive, which may significantly increase its costs or disrupt its operations

Because production technologies continue to evolve, the Company must make capital expenditures to maintain its facilities and may be required to make significant capital expenditures to remain technologically and economically competitive. The Company may therefore be required to invest significant capital in improving production technologies. If the Company cannot obtain adequate capital or does not respond adequately to the need to integrate changing technologies in a timely manner, its operating results, financial condition or cash flows may be adversely affected.

The installation of new technology and equipment may also cause temporary disruption of operations and losses from operational inefficiencies. The impact on operational efficiency is affected by the length of the period of remediation.

A significant portion of the Company’s revenues is derived from long-term contracts with important customers, which may not be renewed on similar terms and conditions or may not be renewed at all. The failure to renew or be awarded such contracts could significantly adversely affect the Company’s operating results, financial condition and cash flows

The Company derives a significant portion of its revenues from long-term contracts with important customers. If Quebecor World is unable to renew such contracts on similar terms and conditions, or at all, or if it is not awarded new long-term contracts with important customers in the future, its operating results, financial condition and cash flows may be adversely affected.

The Company may be adversely affected by increases in its operating costs, including the cost and availability of raw materials and labor-related costs

The Company uses paper and ink as its primary raw materials. The price of such raw materials has been volatile over time and may cause significant fluctuations in its net sales and cost of sales. Although the Company uses its purchasing power as one of the major buyers in the printing industry to obtain favorable prices, terms, quality control and service, it may nonetheless experience increases in the costs of its raw materials in the future, as prices in the overall paper and ink markets are beyond the Company’s control. In general, the Company has been able to pass along increases in the cost of paper and ink to many of its customers. If Quebecor World is unable to continue to pass any price increases on to its customers, future increases in the price of paper and ink would adversely affect its margins and profits.

Due to the significance of paper in its business, the Company is dependent upon the availability of paper. In periods of high demand, certain paper grades have been in short supply, including grades used in the Company’s business. In addition, during periods of tight supply, many paper producers allocate shipments of paper based upon historical purchase levels of customers. Although the Company generally has not experienced significant difficulty in obtaining adequate quantities of paper, unforeseen developments in the overall paper markets could result in a decrease in the supply of paper and could cause either or both of the Company’s revenues or profits to decline.

Labor represents a significant component of the Company’s cost structure. Increases in wages, salaries and benefits, such as medical, dental, pension and other post-retirement benefits, may impact the Company’s financial performance. Changes in interest rates, investment returns or the regulatory environment may impact the amounts the Company is required to contribute to the pension plans that it sponsors and may affect the solvency of such pension plans.

The demand for the Company’s products and services may be adversely affected by technological changes

Technological changes continue to increase the accessibility and quality of electronic alternatives to traditional delivery of printed documents through the online distribution and hosting of media content and the electronic distribution of documents and data. The acceleration of consumer acceptance of such electronic media, as an alternative to print materials, may decrease the demand for the Company’s printed products or result in reduced pricing for its printing services.

The Company may be adversely affected by strikes and other labor protests

As of December 31, 2007, Quebecor World has 47 collective bargaining agreements in North America. Furthermore, 13 collective bargaining agreements are under negotiation (1 of these agreements expired in 2007, 11 expired in 2006 and 1 expired prior to 2006). In addition, 9 collective bargaining agreements, covering approximately 1,850 employees, will expire in 2008.

The Company has approximately 21,600 employees in North America, of which approximately 6,700 or approximately 31% are unionized. Currently, 68 of the Company’s plants and related facilities in North America are non-unionized.

The Company also has approximately 1,900 employees in Latin America, of which the majority are either governed by agreements that apply industry wide or by a collective agreement.

The Company has approximately 4,100 employees in continental Europe. Labor relations with employees in the Company’s European facilities are governed by agreements that apply industry-wide and that set minimum terms and conditions of employment.

While relations with Quebecor World’s employees have been stable to date and there has not been any material disruption in operations resulting from labor disputes, the Company cannot be certain that it will be able to maintain a productive and efficient labor environment. The Company cannot predict the outcome of any future negotiations relating to the renewal of the collective bargaining agreements, nor can it assure with certainty that work stoppages, strikes or other forms of labor protests pending the outcome of any future negotiations will not occur. Any strikes or other forms of labor protests in the future could materially disrupt the Company’s operations and result in a material adverse impact on its financial condition, operating results and cash flows, which could force the Company to reassess its strategic alternatives involving certain of its operations.

The Company may be adversely affected by interest rates, foreign exchange rates and commodity prices

The Company is exposed to market risks associated with fluctuations in foreign currency exchange rates, interest rates and commodity prices. Because a portion of the Company’s operations are outside the United States, significant revenues and expenses will be denominated in local currencies. Although operating in local currencies may limit the impact of currency rate fluctuations on the operating results of the Company’s non-U.S. subsidiaries and business units, fluctuations in such rates may affect the translation of these results into the Company’s financial statements. The Company uses a number of derivative financial instruments to mitigate these risks such as foreign exchange forward contracts and cross currency swaps, interest rate swap agreements and commodity swap agreements. Quebecor World cannot be sure, however, that its efforts at hedging will be successful. There is always a possibility that attempts to hedge currency, interest rate and commodity risks will lead to higher costs than would be the case if it were unhedged.

There are risks associated with the Company’s operations outside the United States and Canada

The Company has significant operations outside the United States and Canada. Revenues from its operations outside the United States and Canada accounted for approximately 24% of the Company’s revenues for the year ended December 31, 2007. As a result, the Company is subject to the risks inherent in conducting business outside the United States and Canada, including the impact of economic and political instability and being subject to different legal and regulatory regimes that may preclude or make more costly certain initiatives or the implementation of certain elements of the Company’s business strategy.

Increases in fuel and other energy costs may have a negative impact on the Company’s financial results

Fuel and other energy costs represent a significant portion of the Company’s overall costs. Quebecor World may not be able to pass along a substantial portion of the rise in the price of fuel and other energy costs directly to its customers. In that instance, increases in fuel and other energy costs, particularly resulting from increased natural gas prices, could adversely affect operating costs or customer demand and thereby negatively impact the Company’s operating results, financial condition or cash flows.

The Company’s printing and other facilities are subject to environmental laws and regulations, which may subject the Company to material liability or require the Company to incur material costs

The Company uses various materials in its operations that contain constituents considered hazardous or toxic under environmental laws and regulations. In addition, the Company’s operations are subject to a variety of environmental laws and regulations relating to, among other things, air emissions, wastewater discharges and the generation, handling, storage, transportation and disposal of solid waste. Further, the Company is subject to laws and regulations designed to reduce the probability of spills and leaks; however, in the event of a release, the Company is also subject to environmental regulation requiring an appropriate response to such an event. Permits are required for the operation of certain of the Company’s businesses, and these permits are subject to renewal, modification and, in some circumstances, revocation.

The Company’s operations generate wastes that are disposed of off-site. Under certain environmental laws, the Company may be liable for cleanup costs and damages relating to contamination at these off-site disposal locations, or at its existing or former facilities, whether or not the Company knew of, or was responsible for, the presence of such contamination. The remediation costs and other costs required to clean up or treat contaminated sites can be substantial. Contamination on and from its current or former locations may subject the Company to liability to third parties or governmental authorities for injuries to persons, property or natural resources and may adversely affect its ability to sell or rent our properties or to borrow money using such properties as collateral.

The Company expects to incur ongoing capital and operating costs to maintain compliance with environmental laws, including monitoring its facilities for environmental conditions. The Company takes reserves on its financial statements to cover potential environmental remediation and compliance costs as it considers appropriate. However, there can be no assurance that the liabilities for which the Company has taken reserves are the only environmental liabilities relating to its current and former locations, that material environmental conditions not known to the Company do not exist, that future laws or regulations will not impose material environmental liability on the Company, or cause the Company to incur significant capital and operating expenditures, or that the Company’s actual environmental liabilities will not exceed its reserves. In addition, failure to comply with any environmental regulations or an increase in regulations could adversely affect its operating results and financial condition.

The Company may be required to take additional goodwill impairment charges and additional write-downs of the value of its long-lived assets.

The Company completed its annual goodwill impairment testing in the third quarter of 2007. Taking into account financial information such as the announced sale of the Company’s European operations (which, subsequently, was not consummated), management determined that the carrying value of goodwill for its European reporting unit was not recoverable and that the resulting impairment of such goodwill amounted to its entire carrying value of $166.0 million at September 30, 2007.

In the fourth quarter of 2007, the unsuccessful efforts of the Company to obtain new financing and its inability to conclude a proposed sale of its European operations combined with a decline in its stock prices triggered a requirement for a goodwill impairment test related to the Company’s reporting units. As a result, the Company concluded that the goodwill was impaired and a total impairment charge of $1,832.9 million was recorded for the North American and Latin America reporting units.

During the year, Quebecor World recorded a $256.1 million impairment charge on long-lived assets in North America, Europe and Latin America principally applied to machinery and equipment. In North America, this charge was a result of impairment tests being triggered because of the retooling plan and the relocation of existing presses into fewer, but larger and more efficient facilities. In Europe, the impairment test was triggered as a result of the proposed sale/merger of Quebecor World Europe with Roto Smeets De Boer NV, which, subsequently, was not consummated.

The Company may, however, be required to take additional goodwill impairment charges and additional write-downs on the value of its long-lived assets. Among other factors, the trading price of the Company’s listed securities may trigger additional goodwill impairment charges and additional asset write-downs. Our management concluded that for the year ended December 31, 2007, the Company did not maintain effective process and controls over the determination of the impairment of its long-term assets and that this constituted a material weakness in our internal control. In the event we are required to take additional goodwill impairment charges or additional asset write-downs, our financial results and operations as well as the trading prices of our various outstanding securities could be adversely affected.

The Company could be adversely affected by health and safety requirements

The Company is subject to requirements of Canadian, U.S. and other foreign occupational health and safety laws and regulations at the federal, state, provincial and local levels. These requirements are complex, constantly changing and have tended to become more stringent over time. It is possible that these requirements may change or liabilities may arise in the future in a manner that could have a material adverse effect on Quebecor World’s financial condition or results of operations. The Company cannot assure investors that it has been or that it will be at all times in complete compliance with all such requirements or that it will not incur material costs or liabilities in connection with those requirements in the future.

Changes in postal rates and postal regulations may adversely impact demand for the Company’s products and services.

Postal costs are a significant component of many of the Company’s customers’ cost structures and postal rate changes can influence the number of pieces that its customers are willing to mail. Any resulting decline in print volumes mailed could have an adverse effect on the Company’s business.

The Company is controlled by Quebecor Inc

Quebecor Inc., directly and through a wholly-owned subsidiary, currently holds 77.4% of the voting interest in Quebecor World. As a result, Quebecor Inc. is able to exercise significant influence over the Company’s business and affairs and has the power to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. The interests of Quebecor Inc. may conflict with the interests of other holders of our equity and debt securities. However, the Court has exempted Quebecor World from the requirement to hold an annual meeting of shareholders until such time as the Company emerges from the Insolvency Proceedings. In addition, any fundamental transaction or proposed charge to Quebecor World’s organizational documents would require Court approval. Consequently, even though Quebecor Inc. currently holds 77.4% of the Company’s outstanding voting interests, it is unlikely that Quebecor Inc. will be able to exercise its votes during the Insolvency Proceedings in order to change the composition of the Board of Directors or cause fundamental changes in the affairs and organizational documents of the Company.

We have identified material weaknesses in the Company’s internal control over financial reporting and concluded that such controls were not effective as of December 31, 2007, and that the Company’s disclosure controls and procedures were not effective as of the same date. If the Company fails to maintain effective internal control over financial reporting, it may not be able to accurately report its financial results. The Company is subject to additional reporting requirements under applicable Canadian securities laws and the Sarbanes-Oxley Act in the United States. The Company can provide no assurance that it will at all times in the future be able to report that its internal control is effective.

As a public company, Quebecor World is required to comply with Section 404 of the Sarbanes-Oxley Act, and it has to obtain an annual attestation from its independent auditors regarding its internal control over financial reporting and management’s assessment of internal control over financial reporting, as well as with the corresponding applicable Canadian securities laws. In any given year, the Company cannot be certain as to the timing of completion of its internal control evaluation, testing and remediation actions or of their impact on its operations. Upon completion of this process, the Company may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, Quebecor World is required to report, among other things, control deficiencies that constitute material weaknesses or changes in internal control that, or that are reasonably likely to, materially affect internal control over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If the Company fails to comply with the requirements of Section 404 or report a material weakness, the Company might be subject to regulatory sanction and investors may lose confidence in its financial statements, which may be inaccurate if the Company fails to remedy such material weakness.

The Company has disclosed in this annual Management’s Discussion and Analysis for the financial year ended December 31, 2007 (see section 5.5, “Controls and procedures”) that its system of internal control over financial reporting was not effective as of such date and therefore that its disclosure controls and procedures were also not effective as of such date. More specifically, the Company did not maintain effective processes and controls related to (a) impairment of long-lived assets and goodwill, (b) controls over the accounting for and reporting of complex and non-routine transactions, and (c) period-end controls and procedures. In order to remedy the said weaknesses, the Company has undertaken to reinforce its processes as described in section 5.5, “Controls and procedures”. The Company continues to make progress in executing the remediation plans it has established in order to further improve its internal control in general and also address the said weaknesses. The failure to do so within a reasonable time frame could adversely impact the accuracy of the reports and filings the Company makes with the SEC and the Canadian securities regulatory authorities.

The Company is dependent on the experience and industry knowledge of its executive officers and other key employees to execute its business plans. If the company were to experience a substantial turnover in leadership, its business, results from operations and financial condition could be materially adversely affected.

The Company is dependent on the experience and industry knowledge of its executive officers and other key employees to execute its business plans. If the Company were to experience a substantial turnover in its leadership, its business, results from operations and financial condition could be materially adversely affected. Additionally, the Company may be unable to attract and retain additional qualified executives as needed in the future.

Acquisitions have contributed to growth in the industry in which the Company operates and will continue to do so, making the Company vulnerable to financing risks and the challenges of integrating new operations into its own.

Due to fragmentation in the commercial printing industry, growth in the industry in which the Company operates will continue to depend, in part, upon acquisitions, and it may consider making strategic or opportunistic acquisitions in the future. The Company cannot assure you that future acquisition opportunities will exist on acceptable terms, that any newly acquired companies will be successfully integrated into its operations or that it will fully realize the intended results of any acquisitions. The Company may incur additional long-term indebtedness in order to finance all or a portion of the consideration to be paid in future acquisitions. The Company cannot assure you that it will be able to obtain any such financing upon acceptable terms. While the Company continuously evaluate opportunities to make strategic or opportunistic acquisitions, it has no present commitments or agreements with respect to any material acquisitions.

Risk relating to the Company’s various outstanding securities

The Company’s indebtedness and significant interest payment obligations could adversely affect its financial condition and prevent it from fulfilling its obligations under its various outstanding notes, debentures and other debt securities

The Company and its consolidated subsidiaries have indebtedness and, as a result, significant interest payment obligations. As of December 31, 2007, the Company and its consolidated subsidiaries had a total indebtedness of $2,890.9 million. The Company’s DIP Lenders and the Court could permit the Company or its consolidated subsidiaries to incur or guarantee additional indebtedness, including secured indebtedness in certain circumstances. To the extent the Company incurs additional indebtedness; the risks discussed below will increase.

Quebecor World’s degree of leverage could have significant consequences, including the following:

•                  make it more difficult for the Company to satisfy its obligations with respect to its notes;

•                  increase the Company’s vulnerability to general adverse economic and industry conditions;

•                  require the Company to dedicate a substantial portion of its cash flows from operations to making interest and  principal payments on its indebtedness;

•                  limit the Company’s ability to fund capital expenditures, working capital and other general corporate purposes;

•                  limit the Company’s flexibility in planning for, or reacting to, changes in its businesses and the industry in which the  Company operates, including cyclical downturns in its industry;

•                  place the Company at a competitive disadvantage compared to its competitors that have less debt; and

•                  limit the Company’s ability to borrow additional funds on commercially reasonable terms, if at all.

Some of Quebecor World’s financing agreements contain financial and other covenants that, if breached by the Company, may require it to redeem, repay, repurchase or refinance its existing debt obligations prior to their scheduled maturity. The Company’s ability to refinance such obligations may be restricted due to prevailing conditions in the capital markets, available liquidity and other factors

The Company is party to a number of financing agreements, including its DIP Facility, credit facility, the indentures governing its various senior notes, convertible notes and senior debentures, the Company’s accounts receivable securitization programs, and other debt instruments, which agreements, indentures and instruments contain financial and other covenants. If the Company were to breach such financial or other covenants contained in its financing agreements, the Company may, subject to the stay under the Insolvency Proceedings, be required to redeem, repay, repurchase or refinance its existing debt obligations prior to their scheduled maturity and the Company’s ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. If the Company is unable to refinance any of its debt obligations in such circumstances, its ability to make capital expenditures and its financial condition and cash flows could be adversely impacted.

In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated which may require the Company, depending on the nature of such new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of its financial statements or to calculate in a different manner some of the financial ratios set forth in the Company’s financing agreements and other debt instruments, which may in turn cause the Company to be in breach of the financial or other covenants contained in its financing agreements and other debt instruments.

The Company’s various unsecured notes, debentures and other debt securities are effectively subordinated to its partially secured pre-petition debt and the fully secured indebtedness under the Company’s DIP Facility.

The Company’s various unsecured notes, debentures and other debt instruments, including the Company’s unsecured pre-petition (i.e. prior to the Filing Date) credit facilities (excluding the portion of such credit facilities that is secured in the manner set forth below), and the guarantees of such notes, debentures and other debt instruments and credit facilities will be effectively subordinated to any secured indebtedness that the Company may incur to the extent of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding with respect to the Company, the assets which serve as collateral for any of its secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the Company’s unsecured notes, debentures and other debt instruments and credit facilities. As of December 31, 2007, Quebecor World had an aggregate of $2,890.9 million of debt outstanding and no senior secured debt except as set forth below.

In terms of pre-petition secured debt, the Company has granted liens on certain of its North American assets as partial security for its indebtedness under a syndicated credit facility made available to the Company by a bank syndicate led by Royal Bank of Canada and an equipment financing provided to the Company by Société Générale (Canada). These liens secure such indebtedness up to a maximum aggregate amount of US$170 million and have not been primed by the Company’s DIP lenders. In addition, as at December 31, 2007, the Company had $62.5 million of capital leases and $462.5 million of accounts receivable under its securitization and factoring programs.

The Company’s DIP Facility is fully guaranteed and secured by all personal and real property of Quebecor World Inc., Quebecor World (USA) Inc., all of its material subsidiaries located in North America (including the Applicants) and certain material subsidiaries located in Europe and Latin America.

All of the Company’s other debt instruments are subordinated to the secured debt described above.

The Company depends on the cash flows from its subsidiaries that are not guarantors of its various notes, debentures and other debt securities to meet the Company’s obligations, and its debt holders’ right to receive payment on their relevant debt securities will be structurally subordinate to the obligations of these non-guarantor subsidiaries.

Not all of the Company’s subsidiaries have guaranteed the Company’s various notes, debentures and other debt securities. These non-guarantor subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to its debt securities or the guarantees of such debt securities or to provide the issuer or the guarantors of such debt securities with funds for their respective payment obligations. The Company’s cash flows and the Company’s ability to service its indebtedness depend principally on the earnings of its non-guarantor subsidiaries and on the distribution of earnings, loans or other payments to the Company by these subsidiaries. In addition, the ability of these non-guarantor subsidiaries to make any dividend, distribution, loan or other payment to the issuer or a guarantor of the Company’s debt securities could be subject to statutory or contractual restrictions. Payments to the issuer or a guarantor by these non-guarantor subsidiaries will also be contingent upon their earnings and their business considerations. Because Quebecor World depends principally on the cash flows of these non-guarantor subsidiaries to meet its obligations, these types of restrictions may impair the Company’s ability to make scheduled interest and principal payments on its various outstanding debt securities.

Furthermore, in the event of any bankruptcy, liquidation or reorganization of a non-guarantor subsidiary, holders of the Company’s debt securities will not have any claim as a creditor against such subsidiary. As a result, the guarantees of the Company’s various notes, debentures and other debt securities will be effectively subordinated to all of the liabilities of its subsidiaries other than such subsidiaries that either issued or guaranteed the debt securities in question. The creditors (including trade creditors) of those non-guarantor subsidiaries will have the right to be paid before payment on the guarantees to the holders of the Company’s various notes, debentures and other debt securities from any assets received or held by those subsidiaries. In the event of bankruptcy, liquidation or dissolution of a subsidiary, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to the Company.

The Company may not be able to finance a change of control offer required by the indentures governing its various notes, debentures and other debt securities because the Company may not have sufficient funds at the time of the change of control.

If the Company were to experience a change of control (as defined under each of the relevant indentures governing the Company’s various notes, debentures and other debt securities), it would, under certain of the indentures, be required to make an offer to purchase all of the notes, debentures or other debt securities issued hereunder then outstanding at a specified premium to the principal amount (often 101%) plus accrued and unpaid interest, if any, to the date of purchase. However, the Company may not have sufficient funds at the time of the change of control to make the required repurchase of the notes, debentures or other debt securities.

Canadian and U.S bankruptcy and insolvency laws may impair the trustee’s ability to enforce remedies under the Company’s various outstanding notes, debentures and other debt securities and the guarantees of such securities.

The rights of the trustee who represents the holders of the Company’s debt securities to enforce remedies could be delayed by the restructuring provisions of applicable Canadian and U.S. federal bankruptcy, insolvency and other restructuring legislation including the Bankruptcy and Insolvency Act (Canada) and the CCAA. A restructuring proposal, if accepted by the requisite majorities of each affected class of creditors, and if approved by the Court, would be binding on all creditors within each affected class, including those creditors that did not vote to accept the proposal. Moreover, this legislation, in certain instances, permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument, during the period that the stay against proceedings remains in place. See the Primary Risk Factor above, “The Company and many of its subsidiaries are currently subject to Insolvency proceedings in both Canada and the United States. It is unlikely that the Company’s existing multiple voting shares and subordinate voting shares will have any material value in a restructuring plan of arrangement, and there is also a risk such shares could be cancelled. If the Company fails to implement a plan of arrangement and obtain sufficient exit financing within the time granted by the Court, substantially all of its debt obligations will become due and payable immediately, or subject to immediate acceleration, creating an immediate liquidity crisis, which would in all likelihood lead to the liquidation of the Company’s assets.

Moreover, the Company may not make any payments under its various debt securities during any proceedings in bankruptcy, insolvency or other restructuring, including the Insolvency Proceedings, and holders of its debt securities may not be compensated for any delays in payment of principal, interest and costs, if any, including the fees and disbursements of the trustee.

Applicable statutes may allow courts, under specific circumstances, to void the guarantees of the Company’s various notes, debentures and other debt securities

The Company’s creditors could challenge the guarantees of the Company’s various notes, debentures and other debt securities provided by the Company or certain of its subsidiaries as fraudulent transfers, conveyances or preferences or on other grounds under applicable U.S. federal or state law or applicable Canadian federal or provincial law. The entering into of the guarantees could be found to be a fraudulent transfer, conveyance or preference and declared void if a court were to determine that the guarantor:

•                  delivered the guarantee with the intent to hinder, delay or defraud its existing or future creditors or the guarantor did not receive fair consideration for the delivery of the guarantee; or

•                  the relevant guarantor did not receive fair consideration or reasonably equivalent value in exchange for the guarantee, and

•                  was insolvent at the time it delivered the guarantee or was rendered insolvent by the giving of the guarantee; or

•                  was engaged in a business or transaction for which such guarantor’s remaining assets constituted unreasonably small capital; or

•                  intended to incur, or believed it could incur, debts beyond its ability to pay such debts as they come due.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•                  the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•                  the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they became absolute and mature; or

•                  it could not pay its debts as they became due.

In general, the terms of the guarantees of the Company’s various notes, debentures and other debt securities provided by the Company or certain of its subsidiaries will limit the liability of such guarantor(s) to the maximum amount it (they) can pay without the guarantee being deemed a fraudulent transfer. On the basis of historical financial information, recent operating history and other factors, the Company believes that each guarantor of its debt securities, after giving effect to its guarantee of the relevant debt securities, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. Quebecor World cannot provide any assurance, however, as to what standard a court would apply in making these determinations or that a court would agree with the Company’s conclusions with regard to these issues.

To the extent a court voids a guarantee as a fraudulent transfer, preference or conveyance or holds it unenforceable for any other reason, holders of the Company’s guaranteed debt securities would cease to have any direct claim against the guarantor which delivered that guarantee.

An active trading market for the Company’s debt securities may not develop

The Company’s various notes, debentures and other debt securities are not listed on any national securities exchange, and the Company does not intend to have such debt securities listed on a national securities exchange, although some of its debt securities have been rendered eligible for trading in the Private Offerings, Resale and Trading through Automatic Linkages, or PORTAL, Market. The market-makers of the Company’s various notes, debentures and other debt securities that are eligible for trading on the PORTAL Market may cease their market-making at any time without notice. Accordingly, Quebecor World cannot provide any assurance with respect to the liquidity of the market for such debt securities or the prices at which investors may be able to sell its debt securities.

In addition, the market for non-investment grade debt has historically been subject to disruptions that caused volatility in prices. It is possible that the market for the Company’s various notes, debentures and other debt securities will be subject to disruptions. Any such disruptions may have a negative effect on the ability of investors to sell such debt securities regardless of the Company’s prospects and financial performance.

U.S. investors in the Company’s securities may have difficulties enforcing certain civil liabilities

The Company is governed by the laws of Canada and a number of its subsidiaries are governed by the laws of a jurisdiction outside of the United States. Moreover, the Company’s controlling persons and a majority of its directors and officers are residents of Canada or other jurisdictions outside of the United States and all or a substantial portion of their assets and a significant portion of the Company’s assets are located outside of the United States. As a result, it may be difficult for the Company’s security holders to effect service of process upon the Company or such persons within the United States or to enforce, against the Company or them in the United States, judgments of courts of the United States predicated upon the civil liability provisions of U.S. federal or state securities laws or other laws of the United States. There is doubt as to the enforceability in certain jurisdictions outside the United States of liabilities predicated solely upon U.S. federal or state securities laws against the Company, its controlling persons, directors and officers who are not residents of the United States, in original actions or in actions for enforcements of judgments of U.S. courts.

8.              Additional information

Additional information relating to Quebecor World, is available on the Company’s website at www.quebecorworld.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Montreal, Canada
April 28, 2008